                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549




                                   FORM 6-K




                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934




                               For September 4, 2003




                               CHILESAT CORP S.A.
                          (formerly Telex-Chile S.A.)
                (Translation of registrant's name into English)




                           Rinconada El Salto No.202
                     Comuna de Huechuraba, Santiago, Chile
                   (Address of principal executive offices)




                           Form 20-F X    Form 40-F
                                    ---            ---




     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                 Yes      No X
                                    ---     ---

                       CHILESAT CORP S.A. (THE "COMPANY")
                              REPORT ON FORM 6-K



             TABLE OF CONTENTS

     1. A free English translation of a press release dated August 29, 2003.

     2. A free English translation of the Company's consolidated financial statements as of June 30, 2003 prepared in accordance with Chilean generally accepted accounting principles.

[LOGO]

                            FOR IMMEDIATE PUBLICATION
                            -------------------------

             Contact:        Fernando Escrich - Finance Manager
                             Chilesat Corp S.A. (Formerly Telex-Chile S.A.) Phone (562) 582-5786 - Fax (562) 582-5116
                             E-mail: fernando.escrich@chilesat.cl


    CHILESAT CORP S.A. ANNOUNCES ITS FIRST HALF CONSOLIDATED RESULTS
    ----------------------------------------------------------------
                                FOR 2003.
                                --------


       THE CHILESAT GROUP OF COMPANIES' RESULTS ARE UP 4% COMPARED TO 2002.

(Santiago, Chile, Aug 29, 2003). Chilesat Corp S.A. (Formerly Telex Chile S.A.) released its consolidated financial statements for the first half of 2003.

Chilesat Corp S.A. is the holding company of Chilesat S.A. and of Texcom S.A.; the latter includes the participation in companies abroad. The results of the Chilesat Corp for June 2003 improved of 4% compared to the same period in 2002, reducing the loss of 6,150 million pesos to 5,906 million pesos. On the other hand, the EBITDA reached 1,174 million pesos in June 2003 which, compared to the 3,103 million pesos for the same period previously, represents a drop of 62%, which to a large extent was caused by the closure of the subsidiary Texcom USA in the U.S. However EBITDA of the Chilean operations, and which represent to a larger degree the Company's core business, increased by 1% and reached 3,793 million pesos.

During the first six months of this year, there were certain non-recurring events coming from Texcom USA's operations and the closure of this subsidiary which will not be repeated in future years. EBITDA of Chilesat Corp was affected negatively by 1,268 million pesos as a result of Texcom USA's operations (1,053 million pesos) and the writing off of accounts receivable that Net Chile had with the subsidiary Texcom USA (215 million pesos). On the other hand, there are certain non-recurring effects that affected the Non-Trading Results and which, in sum, are related to the write-off of the accounts receivable that Chilesat Corp. and its Subsidiaries had with Texcom USA (6,004 million pesos), Payments to Advisers abroad, Final Settlement Receipts and Write-offs of Fixed Assets (647 million pesos), which were offset by the reversal of Texcom USA's negative equity (6,709 million pesos); all of which was the result of the closing of this subsidiary.

Chilesat Corp S.A.: Holding Company
------------------------------------
Chilesat Corp S.A. is the parent company of the Chilesat group of companies which includes such subsidiaries as : Chilesat S.A. and Texcom S.A.; the latter including participation in companies overseas.

Subsidiary Companies
--------------------
Chilesat S.A. is a company operating international and domestic long distance services, Internet connected services and value added services (call cards, chat, etc), mainly oriented toward the individual market segment.

Chilesat Servicios Empresariales is a company that consolidates directly with Chilesat S.A., delivering advanced services to business customers, prominent among which are : a) Data Administration, which includes the provision of high technology data network services, satellite services and dedicated internet access; b) Voice Connections which also includes IP and Private Telephone Services, value added services to companies and public telephony, and c) Advanced Services, by means of which internet data centers, hosting and monitoring services are provided.

Throughout 2002 and 2003, Chilesat Servicios Empresariales purchased equipment that was necessary for maintaining a level of rapid and efficient response to our customers and to the new demands of potential companies wishing to use its services. The most important investments made were : IP Telephone Services (1,196 million pesos), Fixed Assets in Leasing (651 million pesos), the Santiago to La Serena Fiber Optic (385 million pesos) and upgrading the NAP Platform (203 million pesos).

As a part of our corporate strategy, SUBTEL authorized the Public Phone Concession (December 2002) to the subsidiary Chilesat Servicios Empresariales. This new business line began operating during the first quarter of 2003 and it will enable IP phone services to be offered to company customers of Chilesat Servicios Empresariales.

Texcom S.A
Through the holding company Texcom S.A., foreign markets are reached. This subsidiary furnished income of 1,273 million pesos, which represented a drop in its revenue of 58% compared to June 2002. This drop was due, mainly, to the closure of Texcom USA in April 2003 as a result of a negative trend in the market in which it was operating and which had an influence on a reduction of its margins for 2003. That situation was reported in the essential facts of March 31 and May 2, 2003.

CORPORATE INFORMATION
---------------------

The Company's Strategic Plan
----------------------------
The Company's Strategic Plan is focused on increasing its market share in the corporate segment, with the introduction of advanced communication services in the Corporate, Large Companies and Medium and Small Companies markets with the delivery of added value services for voice and data as well as the introduction of Local Telephone Services through IP. Together with the foregoing, and as a part of its overall strategy, Chilesat Group long distance and value added services segment in the individual and Bussiness Services markets. Implementing this corporate strategy is based on a selective investments plan for the coming years. Furthermore, the Company is analyzing opportunities for penetrating new markets through mergers, acquisitions and/or strategic alliances at the domestic and international level.


Shareholders
-------------
The Company's controlling Shareholders are : GE Capital and the Investment Fund of Southern Cross Latin America Private Equity Fund L.P., who own through the companies Redes Opticas S.A., Redes Opticas (Cayman) Corp. and other companies, 89.87% of Chilesat Corp S.A.

Financing
-----------
During the first quarter of 2003 (in February), Banco Santander granted the Company a line of Credit of US$ 15 million to Chilesat Corp S.A. which will be used to finance part of the Company's Investment Plan over the next few years. This loan matures in February 2005.

The Comparative Profit and Loss Statement
-----------------------------------------
The figures from the Profit and Loss Statement which appear in the table are compared to those for 2002, in accordance with the generally accepted rules in Chile for accounting procedures, are all expressed in millions of Chilean pesos (Ch$) constant as of June 30, 2003. The same information, in US dollars, is based on the exchange rate at the close of June 30, 2003 and which was Ch$
699.12 per US dollar.

  CHILESAT CORP S.A.'S CONSOLIDATED RESULTS ACCUMULATED UP TO AND
       INCLUDES THE FIRST HALF OF THE FINANCIAL PERIOD 2003
       ----------------------------------------------------


                           CHILESAT CORP. S.A.
                           -------------------


Chilesat Corp S.A. is the holding company of Chilesat S.A. and of Texcom S.A.; the latter includes the participation in companies abroad. The results of the Chilesat Corp for June 2003 improved 4% compared to the same period in 2002, reducing the loss of 6,150 million pesos to 5,906 million pesos. On the other hand, the EBITDA reached 1,174 million pesos in June 2003 which, compared to the 3,103 million pesos for the same period previously, represents a drop of 62%, which to a large extent was caused by the closure of the subsidiary Texcom USA in the U.S. However EBITDA of the Chilean operations, and which represent to a larger degree the Company's core business, increased by 1% and reached 3,793 million pesos.

During the first six months of this year, there were certain non-recurring events coming from Texcom USA's operations and the closure of this subsidiary which will not be repeated in future years. EBITDA of Chilesat Corp was affected negatively by 1,268 million pesos as a result of Texcom USA's operations (1,053 million pesos) and, writing off of accounts receivable that Net Chile had with the subsidiary Texcom USA (215 million pesos). On the other hand, there are certain non-recurring effects that affected the Non-Trading Results and which, sum, are related to the write-off of the accounts receivable that Chilesat Corp. and its Subsidiaries had with Texcom USA (6,004 million pesos), Payments to Advisers abroad, Final Settlement Receipts and Write-offs of Fixed Assets (647 million pesos), which were offset by the reversal of Texcom USA's negative equity (6,709 million pesos); all of which was the result of the closing of this subsidiary.

The net profits of Chilesat S.A. and its Subsidiaries, which provide long distance services of added value to individual and companies and private network services to large corporations and companies, showed a 20% improvement in comparison to the first six months of the previous year. This was despite the fact that it was operating in a market that was still experiencing a negative trend.

On the other hand, revenue coming from the domestic long distance market increased by 3% during the period (217 million pesos) in spite of the fact that traffic dropped by 5.5%. In the case of international long distance traffic and despite a reduction in market levels, traffic underwent an increase of 6.2% which, together with a price reduction of 8.6% (due to market circumstances), resulted in a decrease of 6% in revenue generated by this service. On the other hand, revenue for traffic terminating in Chile from foreign operators increased by 118%. Finally, the income generated by value added services grew by 60% during the period and that coming from the hiring out of our transmission capacities showed an increase of 21%. All in all, revenue from Chilesat S.A. and its Subsidiaries grew by 13% (2,492 million pesos).

Likewise, revenue from Chilesat Servicios Empresariales underwent an increase of 11%, thus reflecting to the new strategy put into practice by the Company : offering private networks to large corporations and companies.

This contributed to Chilesat Corp S.A.'s consolidated trading revenue for the January-June 2003 period which amounted to 22,524 million pesos, which compares favorably to the 21,689 million pesos for the same period in 2002.

In contrast to the positive evolution regarding revenue, Chilesat Corp S.A. and its Subsidiaries' trading costs saw un upturn of 7% as a result of greater access charges associated with an increase in traffic from the corporate segment which is generated during normal hours and due to an increase in traffic with international operators as well as value added services. To this is added an increase in correspondents' charges for greater outbound international traffic. In addition to the previously mentioned effects, administration and sales expenses recorded an increase of 12%, partly associated with the implementation of the Company's new business strategy, which has strengthened and reinforced the commercial and technical teams in the subsidiary Servicios Empresariales, generating greater personnel costs which has meant a noticeable increase in management and quality of services offered to companies and corporations.

On the other hand, Chilesat's commercial strategy has focused on strengthening the Company's products, specially those of added value and Internet access. Also, work has been focused on making the multicarrier's present customer base more profitable, as well as positioning its 171 entry code closer to people and companies and at the same time implementing a necessary change in corporate image. This explains the increase in publicity expenses approximately of 71%.

As a result of the performance of the subsidiaries abroad, specially the closure of Texcom USA, Chilesat Corp and its Subsidiaries' trading results reflect a downward swing of 1,384 million pesos, compared to the figure recorded in 2002. The market in which Texcom USA was operating underwent a significant drop in its margins resulting in greater trading losses amounting to 1,098 million pesos accumulating up to June 2003 compared with the same period in 2002. As a result of this evolution, the decision was taken to discontinue this subsidiary's operations in the United States from April 2003 onward, so it will not have any material affect on Chilesat Corp's trading results in the future.

Chilesat Corp and its Subsidiaries' consolidated non-trading results as of June 2003 improved by 1,470 million pesos (48%) compared to the same period in 2002. This was due, mainly, to less financial expenses amounting to 1,499 million pesos. To this is added the 6,709 million pesos for the reversal in negative equity of Texcom USA and a better exchange rate amounting to 1,071 million pesos, which was offset by the write-off of Texcom USA's accounts receivable amounting to 6,004 million pesos and payments to Advisers abroad, Final Settlement Receipts and the Writing off of fixed assets (647 million pesos) that are related to the closure of this subsidiary and different studies to analyze the strategic opportunities for alliances and/or acquisitions that arose on the domestic as well as the international market over the last six months. The company believes it is necessary to continue with these studies in the future .


Trading Income
---------------

Chilesat Corp's consolidated trading income for the January-June 2003 period amounted to 22,524 million pesos, which compared favorably with the 21,689 million pesos for the same period in 2002 and which represents an increase of 4% due, mainly, to greater international business income as a result of greater traffic with Telia and Telecom Argentina. To the foregoing is added the improved management of the subsidiary Servicios Empresariales, as well as greater income from of value added services. For this period, the main contribution came from the subsidiary Chilesat S.A. (individually), which contributed 81% of the parent company's total revenue (including any consolidation adjustments).


     a) DOMESTIC SUBSIDIARIES' OPERATIONS
        ---------------------------------

        a.1) Multicarriers
             -------------

        This business line has maintained a relevant percentage of the long distance market. Income from this business accounts for 48% of the company's consolidated total. During the period examined (June 2003 - June 2002), the industry in general has been going through a slump in both international and domestic long distance traffic, which has meant a drop of 5.5% in domestic traffic for the Company. On the other hand, international long distance traffic grew by 6.3%. To the foregoing is added an 8.6% drop of Chilesat's average international long distance tariff which was partially offset by a rise in 12.5% in the average domestic tariff.

        Regarding Multicarrier Services, the efficiency of its telesales platform improved by the introduction of its own Call Center with cutting-edge technology that seeks to improve the productivity of its telesales. This resulted in an increase in the number of fixed charge contracts during the first six months of 2003 by 69%, compared to the same period in 2002.

        Regarding value added services, it should be noted that there was an increase in mobile collect call products, mobile control and other pre-paid products for voice and internet traffic. Due to this, value added services increased in revenue by 60% in comparison to the same six-month period in 2002.

        Average revenue per customer (contracted) in the Multicarrier business in the individual segment dropped by 15%. However, to offset this effect, average income from business customers rose by 9% as of June 2003. This was due, mainly, to an increase generated in the new customer corporate product segment.

        a.2) Corporate Services
             ------------------

        Chilesat Servicios Empresariales S.A., with its data, voice and imaging transmission products using private and virtual networks offers solutions to leading companies in our country. Its portfolio of customers as of June 2003 dropped by 2% compared to 2002 resulting from the purging of its portfolio. The revenue generated by this business reached 2,885 million pesos as of June 2003 (furnished to the parent company Chilesat Corp), a figure that compares favorably with the 2,593 million pesos obtained during the same period in 2002 (also furnished to the parent company Chilesat Corp).

b) FOREIGN SUBSIDIARIES' OPERATIONS

        Through the subsidiary Texcom S.A., foreign markets are reached, with business focusing mainly on Prepaid Cards, Long Distance and Internet services.

        Texcom S.A. Contributed less revenue to the parent company Chilesat Corp, amounting to 1,776 million pesos, which was due, mainly, to the closing of the subsidiary Texcom USA in 2003.

        Another of Texcom S.A.'s subsidiaries is Perusat, which contributed 50% of all revenue to its parent company. Income as of June 2003 amounted to 632 million pesos in comparison to the 737 million pesos for the same period in 2002, thus representing a downturn of 14%.

        Perusat's most significant products as of June 2003 are Domestic and International Long Distance traffic, followed by Inbound Traffic and Prepaid Cards.



                         FORWARD - LOOKING STATEMENTS
                         ----------------------------

The press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or the beliefs of Chilesat Corp S.A. management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factor, among others, could cause actual results to differ significantly from those described in the forward-looking statements: the effects of the Company's restructuring on its financial condition and operating results. For a detailed discussion of these and other risks, please refer to Form 20-F filed with the US. Securities and Exchange Commission.

CHILESAT CORP S.A.
CONSOLIDATED RESULTS AT JUNE 30, 2003
(PREPARED IN ACCORDANCE WITH CHILEAN GAAP)

MILLIONS OF US DOLLARS AND CONSTANT CHILEAN PESOS AT JUNE 30, 2003



INCOME STATEMENT                                   UP TO 30/06/03   UP TO 30/06/02   UP TO 30/06/03   UP TO 30/06/02
                                                    Millions CH$     Millions CH$     Millions US$     Millions US$

REVENUES
CHILESAT  S.A                                           18,202           16,002            26.04            22.89
CHILESAT  SERVS EMPRESARIALES  S.A.                      2,885            2,593             4.13             3.71
CHILESAT CORP S.A.                                          20               20             0.03             0.03
TEXCOM  S.A.                                             1,273            3,049             1.82             4.36
TELSYS  S.A.                                               144               25             0.21             0.04
NET-CHILE S.A.                                               0                0                -                -
TOTAL REVENUES                                          22,524           21,689            32.22            31.02

    ACCES CHARGES                                       (3,095)          (2,389)           (4.43)           (3.42)
    OTHER OPERATING COST                                (9,118)          (8,151)          (13.04)          (11.66)
    DEPRECIATIONS                                       (4,991)          (5,492)           (7.14)           (7.86)
    AMORTIZATIONS                                            0                0                -                -
    OPERATING COSTS                                    (17,204)         (16,032)          (24.61)          (22.93)

  GROSS INCOME                                           5,320            5,657             7.61             8.09

    S&G A. EXPENSES (Without provisions)                (8,382)          (7,075)          (11.99)          (10.12)
    PROVISION FOR TRADE DEBTORS                           (756)            (971)           (1.08)           (1.39)
    DEPRECIATIONS                                         (654)            (697)           (0.94)           (1.00)
    AMORTIZATIONS                                           (2)              (4)           (0.00)           (0.01)
    S&G A. EXPENSES                                     (9,794)          (8,747)          (14.01)          (12.51)
OPERATING INCOME                                        (4,474)          (3,090)           (6.40)           (4.42)
    +DEPRECIATION AND AMORTIZATION                       5,468            6,193             8.08             8.86
EBITDA                                                   1,174            3,103             1.68             4.44
NON OPERATING RESULTS
    INTEREST EXPENSES                                   (1,044)          (2,543)           (1.49)           (3.64)
    PRICE LEVEL RESTATEMENT                                (99)             313            (0.14)            0.45
    DIFFERENCE IN EXCHANGE RATE                             44           (1,027)            0.06            (1.47)
    OTHER NON OPERATING INCOME & EXPENSES                 (479)             209            (0.69)            0.30
TOTAL NON OPERATING RESULTS                             (1,578)          (3,048)           (2.26)           (4.36)

RESULT BEFORE TAXES                                     (6,052)          (6,138)           (8.66)           (8.78)
    INCOME TAXES                                            (6)             (10)           (0.01)           (0.01)
    MINORITARY INTEREST                                    152               (2)            0.22            (0.00)
    AMORTIZATION NEGATIVE GOODWILL                           -                -                -                -
NET RESULT                                              (5,906)          (6,150)           (8.45)           (8.80)

(1)US$=699,12


           Consolidated Financial Statements

           CHILESAT CORP S.A  AND SUBSIDIARIES

           Santiago, Chile
           June 30, 2003 and 2002

       Report of Independent Auditors

       To the Chairman, Board of Directors and Shareholders of
       Chilesat Corp S.A. and affiliates


       We have audited the general consolidated balance sheet of Chilesat Corp S.A. and its affiliates (the Company) at June 30, 2003 and 2002 and the corresponding consolidated income statements and cash flows for the periods of six months ended on those dates. The interim financial statements and their corresponding notes are the responsibility of the Company's management. The Reasoned Analysis and the Relevant Facts attached, do not form an integral part of these financial statements; therefore, this report does not apply thereto.

       We have conducted our audit according to audit standards established in Chile for the revision of interim financial information. A revision of interim financial information consists mainly in applying procedures of analytical revision to said financial statements and making the inquiries with the personnel responsible for financial and accounting matters. The scope of this audit is substantially smaller than that of an audit performed in accordance with general audit standards accepted in Chile, whose purpose is to express an opinion on the financial statements taken as a whole. Consequently the interim consolidated financial statements at June 30, 2003 and 2002 have not been audited and, therefore, we are not in conditions of expressing or will express said opinion.

       Based on our revision of the consolidated financial statements at June 30, 2003 and 2002, we are not aware of other significant adjustments that should be made thereto, for them to meet the generally accepted accounting principles in Chile.

       The Company had to exclude from the consolidated process of the financial statements at June 30, 2003, the foreign affiliate Nacs Communications Inc. (Texcom USA), as said company is in the process of liquidation since May 1st, 2003, date on which it resorted to Chapter VII of the bankruptcy law of the United States of America.


       Miguel Humud S.

       Santiago, August 1, 2003

                    Consolidated Financial Statements

                   CHILESAT CORP S.A. AND SUBSIDIARIES

                         June 30, 2003 and 2002









                                Contents




Financial Statements

Consolidated Balance Sheets...........................................    2
Consolidated Statements of Income.....................................    4
Consolidated Statements of Cash Flows.................................    5
Notes to the Consolidated Financial Statements........................    7


Ch.$       -      Chilean pesos
Th.Ch.$    -      Thousands of Chilean pesos
Th.US$     -      Thousands of United States dollars
UF         -      Unidades de Fomento (Chilean government inflation-indexed
                  monetary units)

                     CHILESAT CORP S.A. AND SUBSIDIARIES

                         Consolidated Balance Sheets


                                                                        As of June 30,
                                                                  2003                   2002
                                                                  ----                   ----
ASSETS                                                           Th.Ch.$                Th.Ch.$

CURRENT ASSETS

   Cash                                                             278,046                  832,173
   Time deposits                                                  3,329,335                6,024,024
   Marketable securities (net)                                      151,758                1,356,159
   Accounts receivable                                            6,905,627                5,726,361
   Notes receivable (net)                                           195,337                  200,394
   Sundry debtors                                                 1,159,663                1,293,923
   Notes and accounts receivable from related companies             249,898                2,637,982
   Recoverable taxes                                                812,868                  750,304
   Prepaid expenses                                               1,211,885                  632,885
   Other current assets                                           2,224,814                  746,564
                                                            ------------------  -----------------------

   Total current assets                                          16,519,231               20,200,769
                                                            ------------------  -----------------------

PROPERTY, PLANT AND EQUIPMENT

   Land                                                             553,128                  595,663
   Buildings and infrastructure                                  48,959,393               48,640,684
   Machinery and equipment                                       60,950,112               58,215,133
   Other fixed assets                                            24,925,510               25,553,888
   Less: Accumulated depreciation                               (66,143,548)             (56,570,662)
                                                             ------------------  -----------------------

   Total fixed assets (net)                                      69,244,595               76,434,706
                                                             ------------------  -----------------------

OTHER ASSETS
   Investments in related companies                                       -                       71
   Investments in other companies                                       305                      304
   Goodwill                                                         450,059                  129,594
   Notes and accounts receivable from related companies,
     long-term                                                      169,826                  522,756
   Other                                                             87,728                  125,062
                                                             ------------------  -----------------------

   Total other assets                                               707,918                  777,787
                                                             ------------------  -----------------------

   Total Assets                                                  86,471,744               97,413,262
                                                             ==================  =======================

The accompanying notes No. 1 to 28 form an integral part of these consolidated financial statements.

                                  CHILESAT CORP S.A. AND SUBSIDIARIES

                                      Consolidated Balance Sheets

                                                                                        As of June 30,
  LIABILITIES AND SHAREHOLDERS' EQUITY                                         2003                          2002
                                                                               ----                          ----
                                                                              Th.Ch.$                      Th.Ch.$

  CURRENT LIABILITIES

   Due to bank and financial institutions, short-term                               1,590                    3,437
   Current portion of long-term Bank and financial institutions debt              867,393                  630,216
   Long-term obligations with maturities within one period                      6,049,867                7,641,314
   Accounts payable                                                            13,770,521               14,516,091
   Notes payable                                                                  147,457                  166,329
   Sundry creditors                                                               509,565                  339,960
   Notes and accounts payable to related companies                                  5,735                   52,437
   Accrued liabilities                                                          1,228,227                2,683,368
   Withholdings                                                                   353,617                  154,517
   Income taxes                                                                     1,569                    3,162
   Deferred revenues                                                            1,196,849                1,177,528
   Other current liabilities                                                            -                   62,354
                                                                          ------------------  -----------------------

   Total current liabilities                                                   24,132,390               27,430,713
                                                                          ------------------  -----------------------

  LONG-TERM LIABILITIES
   Due to banks and financial institutions                                     14,745,310                3,718,466
   Long-term notes payable                                                      8,248,961               11,344,247
   Accrued liabilities                                                            501,497                1,706,273
   Other long-term liabilities                                                  4,615,440                5,669,514
                                                                          ------------------  -----------------------

   Total long-term liabilities                                                 28,111,208               22,438,500
                                                                          ------------------  -----------------------

  MINORITY INTEREST                                                                40,336                  218,752
                                                                          ------------------  ------------------------

  SHAREHOLDERS' EQUITY
   Paid-in capital                                                            186,724,203              187,841,679
   Reserve for capital reappraisal                                              2,053,966                  992,819
   Share premium account                                                        1,025,721                1,025,602
   Other reserves                                                              (4,256,548)              (4,623,044)
   Accumulated deficit                                                       (145,453,885)            (131,739,615)
   Net loss for the period                                                     (5,905,647)              (6,149,629)
   Accumulated deficit from subsidiaries in development stage                           -                  (22,515)
                                                                          ------------------  -----------------------

   Total shareholders' equity                                                  34,187,810               47,325,297
                                                                          ------------------  -----------------------
   TOTAL LIABILITIES AND
      SHAREHOLDERS' EQUITY                                                     86,471,744               97,413,262
                                                                          ==================  =======================

The accompanying notes No. 1 to 28 form an integral part of these consolidated financial statements.

                       CHILESAT CORP S.A. AND SUBSIDIARIES

                       Consolidated Statements of Income


                                                       For the periods ended
                                                     At January 1 and June 30,
                                                      2003                   2002
                                                      ----                   ----
                                                     Th.Ch.$                Th.Ch.$
OPERATING LOSS

  Net sales                                       22,524,475               21,688,842
  Cost of sales                                  (17,203,933)             (16,031,923)
                                              ------------------  -----------------------

  Operating margin                                 5,320,542                5,656,919
  Administrative and selling expenses             (9,794,545)              (8,747,016)
                                              ------------------  -----------------------

Operating loss                                    (4,474,003)              (3,090,097)
                                              ------------------  -----------------------


NON-OPERATING LOSS

  Financial income                                   254,561                  373,360
  Other non-operating income                       6,995,089                1,501,718
  Loss on investments in related companies                 -                 (217,185)
  Amortization of goodwill                           (15,671)                 (12,815)
  Financial expense                               (1,043,899)              (2,542,826)
  Other non-operating expenses                    (7,714,112)              (1,436,000)
  Price-level restatement                            (98,724)                 312,697
  Exchange differences                                44,390               (1,026,850)
                                              ------------------  -----------------------

Non-operating loss                                (1,578,366)              (3,047,901)
                                              ------------------  -----------------------

Loss before income taxes                          (6,052,369)              (6,137,998)
  Income taxes                                        (5,737)                  (9,683)
                                              ------------------  -----------------------

Consolidated loss                                 (6,058,106)              (6,147,681)
  Minority interest                                  152,459                   (1,948)
                                              ------------------  -----------------------

Net loss for the period                           (5,905,647)              (6,149,629)
                                              ==================  =======================


     The accompanying notes No. 1 to 28 form an integral part of these consolidated financial statements.


                      CHILESAT CORP S.A. AND SUBSIDIARIES

                     Consolidated Statements of Cash Flows


                                                           For the periods ended June 30,
                                                             2003                   2002
                                                           Th.Ch.$                 Th.Ch.$

CASH FLOWS FROM OPERATING ACTIVITIES

Collection of account receivable                              20,924,249          22,193,865
Interest received                                                 43,064             123,666
Dividends and Other perceived Allotments                          50,367              19,137
Payment to suppliers and personnel                           (18,414,859)        (18,745,028)
Interest paid                                                   (108,601)           (556,403)
Income taxes paid                                                (16,573)            (18,754)
Other expenses paid                                             (535,131)           (374,480)
Added value tax and other similar payments                      (925,960)         (1,588,636)
                                                      -----------------------------------------
   Net cash provided by operating activities                   1,016,556           1,053,367
                                                      -----------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES

Placement of payment actions                                           -          83,512,763
Obtaining of loans                                            11,244,382                   -
Payment of loans                                                (630,570)        (76,730,137)
Other financing Payments                                         (25,416)                  -
                                                      -----------------------------------------

   Net cash provided by financial activities                  10,588,396           6,782,626
                                                      -----------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES

Sales of property, plant and equipment                           396,739               1,525
Collections of loans from related companies                            -             418,580
Other investing receipts                                          57,502              32,039
Acquisitions of property, plant and equipment                 (5,981,210)         (3,132,831)
Other loans to related companies                                (979,901)                  -
Other investing receipts                                        (131,859)           (112,027)
                                                      -----------------------------------------

   Net cash used in investing activities                      (6,638,729)         (2,792,714)
                                                      -----------------------------------------

Net cash                                                       4,966,223           5,043,279

Effect of inflation on cash and cash equivalents                (131,178)            (21,094)
                                                      -----------------------------------------

Net change in cash and cash equivalents                        4,835,045           5,022,185

Cash and cash equivalents at beginning of period                 973,784           3,861,783
                                                      -----------------------------------------

Cash and cash equivalents at end of period                     5,808,829           8,883,968
                                                      =========================================


                            CHILESAT CORP S.A. AND SUBSIDIARIES

                           Consolidated Statements of Cash Flows

                                                                            June 30,
                                                                     2003                   2002
                                                                    ------                 ------
                                                                    Th.Ch.$               Th.Ch.$

RECONCILIATION OF CASH PROVIDED BY
OPERATING ACTIVITIES AND NET LOSS
FOR THE PERIOD

   Net loss for the period                                        (5,905,647)           (6,149,629)

   Results on sales of assets:

   Loss (gain) on sale of property, plant and equipment               57,621                (1,535)


Charges (credits) to income that do not represent cash flows:

   Depreciation for the period                                     5,645,198             6,189,360
   Amortization of intangible assets                                   2,630                 3,749
   Write-offs and provisions                                       7,043,644               971,119
   Accrued loss on investments in
     related companies                                                     -               217,185
   Amortization of goodwill                                           15,671                12,815
   Net price-level restatement                                        98,724              (312,697)
   Exchange differences                                              (44,390)            1,026,850
   Other non-cash credits to income                               (5,134,908)              (34,916)
   Other non- cash charges to income                                       -                   491

Changes in assets that affect Cash flow:


   Increase in accounts receivable                                (6,557,628)           (4,839,090)
   Increase in other assets                                       (1,076,927)           (1,691,238)

Changes in liabilities that affect Cash flow:

   Increase  in accounts payable
   related to operations                                           5,170,071             2,877,122
   Increase in interest payable                                    1,285,182             2,005,220
   Decrease in income taxes payable                                  (10,832)               (4,299)
   Increase (decrease) in other accounts payable
   not related to operations                                        (102,722)            1,154,231
   Net (Increase) in Value Added Taxes and
   other similar payments                                            683,328              (373,319)
   (Gain) loss attributable to minority interest                    (152,459)                1,948

                                                           ----------------------------------------

   NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES            (1,016,556)            1,053,367
                                                           ========================================


The accompanying notes No. 1 to 28 form an integral part of these consolidated financial statements.

                    CHILESAT CORP S.A. AND SUBSIDIARIES

               Notes to the Consolidated Financial Statements

                          At June 30, 2003 and 2002

Note 1 - Registration in the Securities Register

The Parent company is registered in the Securities Register under No. 0350 and is subject to the regulatory authority of the Chilean Superintendency of Securities and Insurance

The subsidiary Chilesat S.A. is registered in the Securities Register under No. 0487 and is subject to the regulatory authority of the Chilean Superintendency of Securities and Insurance.

Note 2 - Accounting Criterion Applied

a)  Period covered


    The accompanying consolidated financial statements cover the period between January 1 to June 30, 2003, with comparative figures for the same period of prior period.


b)  Basis of preparation


    These consolidated financial statements have been prepared in accordance with accounting principles generally accepted issued by the Chilean Association of Accountants and the specific accounting regulations of the Chilean Superintendency of Securities. In case of discrepancies, those regulations issued by the Chilean Superintendency of Securities will supersede.

c)      Basis of presentation


        For comparison purposes, the figures relating to 2002 were restated by the change in the CPI for the period amounting to 3,5%.


d)      Basis of consolidation


        These consolidated financial statements include the assets, liabilities, results and cash flows of the Parent Company and subsidiaries. The amounts and effects of transactions performed between the consolidated companies have been eliminated and the ownership of minority investors have been recognized and presented as minority interest. The subsidiary companies included in the consolidation are detailed as follows:


          Tax                              Company                               Ownership percentage
          identification
          No.
                                                                                   2003                     2002
                                                                      Direct      Indirect     Total        Total

          88.381.200-K      Chilesat S.A.                               99.9900           -    99.9900      99.9900
          95.714.000-9      Chilesat Servicios Empresariales S.A.       99.9900           -    99.9900      99.9900
          96.628.790-K      Texcom S.A.                                 98.4432           -    98.4432      98.4432
          Panama            Landana Properties Inc.                    100.0000           -   100.0000     100.0000
          Cayman Island     Telex Chile Overseas Ltd.                  100.0000           -   100.0000     100.0000
          96.756.140-1      Telsys S.A.                                 99.9997      0.0003   100.0000     100.0000
          96.928.370-0      Net-Chile S.A.                              99.0000      1.0000   100.0000     100.0000


        As of June 30, 2003 and 2002 the consolidated financial statements consider the assets and liabilities of Texcom S.A.'s foreign subsidiaries:



         Tax identification                Company                               Ownership percentage
                No.
                                                                                    2003                   2002
                                                                      Direct      Indirect     Total       Total

          USA               Alliston Properties Inc.                      -     98.4432      98.4432     98.4432
          Panama            Kroll S.A.                                    -     98.4432      98.4432     98.4432
          USA               Telecom. Investments Joint Venture            -     88.5989      88.5989     88.5989
          USA               NACS Communications Inc.                      -           -            -     88.5989
          Peru              Perusat S.A.                                  -     93.6687      93.6687     93.6687



        At June 30, 2003 and 2002 the consolidated financial statements consider the assets and liabilities of the following subsidiaries of the company Telsys S.A.


        Tax identification                 Company                               Ownership percentage
                No.

                                                                                    2003                   2002
                                                                      Direct      Indirect     Total       Total

          96.969.270-8      Inversiones Proventus S.A.                55.000         -        55.000         -
          96.937.100-6      Gestion Integral de Clientes S.A.         0.0100      54.9900     55.000         -


        Additional information:

        Nacs Communications Inc.:

        On May 1, 2003, it decided to discontinue its operations in the United States Market. NACS Communications Inc., an affiliate of Texcom S.A., with offices in the city of Miami, Florida, has proceeded to submit itself to the liquidation procedure ruled by Chapter VII of the bankruptcy legislation of said country.

        Chilesat S.A:

        On January 6, 2003 Chilesat Corp S.A. made an increase in capital in Chilesat S.A. amounting to Th$43,440,234 (historical value) equivalent to 246,427,469 shares, through a credit capitalization against the latter.


        Inversiones Proventus S.A.

        On September 14, 2002, Telsys S.A. acquired 55% of the shares of Inversiones Proventus S.A. in Th$ 502,721 (historical value), equivalent to 55,000 shares subscribed and paid-up integrally by Telsys S.A., generating goodwill of Th$ 290,807.


        Gestion Integral de Clientes S.A.

        On September 14, 2002, Telsys S.A. acquired 0.01% of the shares of Gestion Integral de Clientes S.A. in Th$ 91 (historical value), equivalent to 1 share that was integrally paid by Telsys S.A., generating a goodwill of Th$ 59.

e)      Price-level restatement

        These consolidated financial statements have been restated in accordance with price-level restatement regulations in accordance with accounting principles generally accepted in Chile ("Chilean GAAP"), in order to show the effect of the variation in the purchasing power of the Chilean peso. The accumulated variations in the CPI for the years ended June 30, 2003 and 2002 were 1.1% and 0.6%, respectively.

f)      Basis of conversion

        US dollar assets and liabilities, and those expressed in Unidades de Fomento have been translated into Chilean pesos using the following period-end rates:

                                     Ch.$ per unit
                                  2003                2002
                                  ----                ----
        Unidad de fomento      16,959.67            16,355.20
        U.S. Dollar               699.12               688.05


g)      Time deposits

        Investments in time deposits are stated at cost plus restatements and interest accrued through period-end.


h)      Marketable securities

        Under this item several investments valued are presented as follows:

       - Shares: At the lower of restated acquisition cost or market value at each period-end.

       -  Mutual funds: At the unit value of the respective mutual fund units.

i)      Allowances for doubtful debts

        The allowance for doubtful accounts is calculated based on the age of the respective accounts receivable or if other factors indicate recovery is doubtful. In addition, an allowance is recorded by the Company based on the historical average default rate.


j)      Other current assets

        These balances include investments in rights or property of movable assets with sellback agreements, valued at cost plus interest at each period-end. The balance also includes time deposits given in guarantee, valued at cost plus accrued interest and adjustments through period-end.


k)      Property, plant and equipment

        Property, plant and equipment are stated at cost plus price-level restatements, and include actual construction and financing costs incurred by the companies until the assets are in a condition to be used, applying the actual average cost of financing.

        Property, plant and equipment maintenance costs, carried out in order to keep the assets operating normally, are expensed in the period incurred.


l)      Depreciation of property, plant and equipment

        Depreciation is calculated by the straight-line method over the estimated remaining useful lives of the assets.

        Depreciation expense in 2003 amounted to Th.Ch.$ 5,645,198 (Th.Ch.$ 6,189,360 in 2002).

m)      Leased assets

        Assets acquired under financial lease contracts are shown at the present value of the contract, calculated by discounting the value of installments and the purchase option at the interest rate implicit in the respective contracts. In addition the respective obligation is presented in short and long-term basis of notes payable net of its deferred interest.


n)      Investments in related companies

        Investments in related companies are accounted for using the equity method of accounting. This requires the Company to recognize their participation in the investee's results on an accrual basis. The Company uses valuation methodology defined in Technical Bulletin No. 64 issued by the Chilean Accountants Association to translate their foreign investments. These investments are controlled in US dollars.

n)      Accumulated deficit from subsidiary in development stage

        In compliance with the instructions of the Superintendency of Securities and Insurance, the costs and liabilities arising from the Company's subsidiary's organization and start-up stage which are not to be assigned to the cost of tangible or intangible assets, are presented as a deduction within each subsidiary's equity.

        The proportionate amount of accumulated deficit from subsidiary in development stage has been recognized based on the investee's financial statements with a charge to the Parent Company's equity.


o)      Investments in other companies

        Investments in other companies are presented at restated acquisition cost.

p)      Goodwill

        Goodwill represents the difference between the acquisition cost of shares of companies and the equity value of these investments at the date of the acquisition. The amortization periods are determined considering such factors as prior period and forecasted financial gains or losses, operating cash flows and other relevant issues, with a maximum amortization period of 20 years.


q)      Income and deferred taxes

        The Company calculates income taxes on the basis of taxable income determined according to current income tax regulations.

        Beginning on January 1, 2000, deferred taxes are recorded in conformity with the provisions of Circular No. 1466 dated January 27, 2000 of the Chilean Superintendency of Securities and Insurance and based on temporary differences between the tax and book values of assets and liabilities, in conformity with Technical Bulletins Nos. 60, 68, 69, 71 and 73 of the Chilean Accountants Association.

        In accordance with these accounting principles, future realization of tax benefits arising from deductible temporary differences or tax losses depends on the existence of sufficient taxable income in the future. During 2002, the Parent Company and its subsidiaries restructured their commercial operations, however they are still generating tax losses and are redefining the future planning strategy. Due to this and in accordance with Technical Bulletin No. 60, the Parent Company and its subsidiaries have recorded a valuation allowance equivalent to 100% of possible taxable benefits arising from temporary differences and tax loss carry forwards.


r)      Severance indemnities

        The Parent company and its subsidiaries have not contracted with their personnel the payment of indemnities for periods of service. Amounts actually paid are charged to income as incurred.

s)      Revenue recognition

        The Parent company and its subsidiaries recognize revenues when services are rendered. The value of services rendered and not billed is included in other current assets.

        Prepaid calling cards

        Revenue from the sale of prepaid calling cards is recognized in the month in which the traffic is used or in which the card expires, whatever happens first. Remaining unused traffic for unexpired calling cards is shown as deferred revenue in current liabilities (see Note
        17).


t)      Accounting for long-distance traffic

        International long-distance:

        Subscriber revenues

        Revenues from subscribers for international telephone services are recognized on an accrual basis. Unbilled services are included in other accounts receivable.

        Trade of international traffic

        The subsidiary Chilesat S.A. has signed operating agreements with foreign correspondents setting the conditions under which long-distance traffic is both delivered and received. Under these agreements, the Parent company is entitled to receive, international traffic from each foreign correspondent in the same proportion in which the Company participates of total international traffic sent to this correspondent from Chile. The net exchange of traffic is collected or paid on the basis of the tariffs established in the respective agreements.


        Domestic long-distance traffic

        Domestic long-distance telephone revenues are recorded on the basis of calls made and measured at the switching centers, considering the tariffs contracted or prevailing for each service. Calls made but not yet billed are included in accounts receivable.

u)      Computer software

        The Parent Company and its subsidiaries operates only with computer software acquired from third parties and its cost is amortized according over their estimated useful lives, considering a maximum period of 4 periods.


v)      Expenditure for research and development

        The Parent Company and its subsidiaries have not incurred in costs related to research and development of projects or special studies, otherwise, these costs should be charged to income of the period in which the costs were incurred.


w)      Statement of cash flows

        For purposes of preparation of the statements of cash flows, and in accordance with Technical Bulletin No. 50 issued by the Chilean Institute of Accountants, the Parent company and its subsidiaries consider as cash equivalents all investments which are made as part of normal cash management activities.

        Cash flows provided by operating activities included all cash flows related to the Parent company and its subsidiaries' operations, including interest paid and financial income. It should be noted that the concept of operations applied in the preparation of this statement is broader than that used in the statement of income.

Note 3 - Changes in accounting principles

There were no changes in the accounting principles used during 2003 as compared to the period that could significantly affect the interpretation of these consolidated financial statements.


Note 4 - Marketable Securities

Marketable securities at each period-end were as follows:


                                                          Book Value
                                                          ----------
   Instruments                                2003                          2002
   -----------                                ----                          ----
                                             Th.Ch.$                       Th.Ch.$

  Shares                                       3,775                        3,771
  Mutual fund units                          148,003                    1,352,388
  Total Marketable Securities                151,758                    1,356,159



2003 Mutual fund units:


                                                       Number of           Unit
  Institution                                            Units              Value            Amount
  -----------                                            -----              -----            ------
                                                       N(degree)          $                 Th.Ch.$


  BBVA Administradora de Fondos Mutuos Bhif S.A.        11,211.75         1,427.24           16,002
  BBVA Administradora de Fondos Mutuos Bhif S.A.        92,496.94         1,427.07          132,001

  Total  2003 Mutual Fund Units                                                             148,003


Note 5 - Accounts Receivable


The balance in this account at June 30, 2003 and 2002 comprises:


                                                                Currents
        ITEM                                        More than 90 days
                            Up to 90 days            Up to one period       Subtotal        Total Current (net)
                          2003          2002         2003        2002         2003          2003          2002
                          ----          ----         ----        ----         ----          ----          ----
                         Th.Ch.$       Th.Ch.$     Th.Ch.$     Th.Ch.$       Th.Ch.$       Th.Ch.$      Th.Ch.$

 Accounts receivable  11,514,356     9,662,541    364,966     228,341     11,879,322     6,905,627    5,726,361
 Bad debt estimate         -             -           -           -         4,973,695         -            -
 Notes receivable      1,728,747     1,797,522     25,185      19,373      1,753,932      195,337      200,394
 Bad debt estimate         -             -           -           -         1,558,595         -            -
 Sundry debtors        1,144,158     1,283,027     15,505      10,896      1,159,663     1,159,663    1,293,923
 Bad debt estimate         -             -           -           -             -             -            -




Accounts Receivable:                                  2003                                      2002
                                                      ----                                      ----
                                          Th.Ch.$                 %                 Th.Ch.$                 %

Domestic customers (1)                  11,514,356                                 9,662,541
Bad debt estimate                       (4,973,695)                               (4,164,521)
Subtotal                                 6,540,661              94.71%             5,498,020             96.01%

Foreign customers                          364,966                                   228,341
Bad debt estimate                                -                                         -
Subtotal                                   364,966               5.29%               228,341              3.99%
Total                                    6,905,627             100.00%             5,726,361            100.00%

(1): These national clients include Th.Ch.$2,967,450 (Th.Ch.$3,013,227 in 2002) corresponding to traffics to bill.

Notes receivable detail:

Checks receivable                          399,485                                   411,184
Bad debt estimate                         (349,866)                                 (343,569)
Subtotal                                    49,619              25.40%                67,615             33.74%

Promissory notes receivable              1,354,447                                 1,405,711
Bad debt estimate                       (1,208,729)                               (1,272,932)
Subtotal                                   145,718              74.60%               132,779             66.26%
Total                                      195,337             100.00%               200,394            100.00%

Sundry debtors detail:
Collection entities                        987,544              85.15%             1,117,897             86.40%
Advances to suppliers                       96,431               8.32%                51,909              4.01%
Other receivables                           75,688               6.53%               124,117              9.59%
Total                                    1,159,663             100.00%             1,293,923            100.00%


Note 6 - Balances And Transactions With Related Companies


a)      Notes and accounts receivable from and payable to related companies


        At each period-end the accounts receivable from and payable to related companies is as follows:

Notes and Accounts Receivable


       Tax
 identification
       No.                        Company                           Short-term                     Long-term
                                                                2003           2002            2003          2002
                                                              Th.Ch.$         Th.Ch.$        Th.Ch.$        Th.Ch.$


  Colombia        Colomsat S.A.                               249,898       1,170,908         84,700               -
  96.756.430-3    Chilexpress S.A.                                  -         726,220              -         220,148
  U.S.A.          Melbourne  International  Communications
                    Ltd.                                            -         458,960              -               -
  95.017.000-K    Telecomunicaciones de Chile S.A.                  -         271,544              -         215,898
  96.928.370-0    Net-Chile S.A.                                    -          10,350              -               -
  96.819.710-K    Texcom Chile S.A.                                 -               -         85,126          86,710

   Total                                                      249,898       2,637,982        169,826         522,756



Notes and Accounts Payable


       Tax
 identification
       No.                        Company                           Short-term                     Long-term
                                                                2003           2002           2003           2002
                                                              Th.Ch.$        Th.Ch.$         Th.Ch.$        Th.Ch.$

Venezuela         Texcom Telecomunicaciones C.A.                   -          52,437            -                    -
77.180.410-1      Inversiones Dona Candelaria Cia. Ltda.        5,735              -            -                    -

  Total                                                       476,944         52,437            -                    -


        Concepts and terms:  2003

        Colomsat S.A.
        Concept: Correspondent recurrent services.
        Terms: The services rendered until October 24, 2001 were converted to Risk Bonds, in accordance with Colombian Law 550. The account receivable as of December 31, 2001 was fully reserved, therefore the presented balance corresponds to the borrowed services from January 2002 until June 2003, which according to the referred law 550 have payment preference.

        Inversiones Dona Candelaria Cia Limitada.:
        Concept: transfer to current account.
        Terms: Exigible in short term basis.

        Texcom Chile S.A.:
        Concept: Sale of equipment.
        Terms: Its collection is related to the asset realization.

b)      Transactions with related parties

        During the periods ended at June 30, 2003 and 2002, the Parent Company and its subsidiaries performed the following significant transactions with related parties, under market normal conditions:


                                                                                     2003                  2002
                                                                                         Effect
                                                                                       on income                Effect
                                                                                       (Charge)/               on income
                                  Nature of the                               Amount    credit      Amount  (Charge)/credit
      Company       Tax id. No.   Relationship            Description         Th.Ch.$    Th.Ch.$    Th.Ch.$    Th.Ch.$

Asesorias e                      Common
Inversiones         79.501.020-3 shareholder        Services received                 -          -     27,507   (27,507)
Santa Teresa S.A.
(1)

                                                    Invoicing to
Chilexpress         96.756.430-3 Common Directors   Chilexpress S.A.                  -          -    209,237    177,319
S.A. (1)                         and Shareholders   Invoicing to
                                                    Chilexpress S.A.                  -          -        877      (743)
                                                    Unmovable rentals                 -          -     88,192   (88,192)
                                                    Rental of real estate
                                                    delivered                         -          -     12,180     12,180
                                                    Exclusivity contract of
                                                    franchising and license           -          -     73,384          -
                                                    Courier services                  -          -      9,887    (8,379)
                                                    Covenant interest                 -          -     26,689     22,618

                                                    Correspondent services
Colomsat S.A.        Colombia    Common Directors   granted                      86,532     86,532     20,150     20,150
                                 and Shareholders   Correspondent services
                                                    received                          -          -        321      (321)

Gestion y Servicio               Executive of
Externo Ltda. (1)   77.540.250-4 related            Services received                 -          -    213,088  (180,583)
                                 Company

Inversiones y       96.872.680-3 Executive          Services received                 -          -     15,245   (15,245)
Asesorias S.A. (1)

Inversiones y                    Director and
Asesorias           78.308.470-8 Partner            Services received                 -          -     66,539   (66,539)
Spiridon Ltda. (1)               in common

Inversiones Dona                 Shareholder of
Candelaria Cia.                  affiliate company
Ltda.               77.180.410-1                    Services received             1,011    (1,011)          -          -

Inversiones E.I.G.               Shareholder of
Cia Ltda            77.633.480-4 affiliate company  Services received               632      (632)          -          -
Inversiones RLM                  Shareholder of
Cia Ltda            78.429.140-5 affiliate company  Services received             1,518    (1,518)          -          -

Jadresic y
Consultores         77.252.740-3 Director           Serviceso received            5.043    (5.043)          -          -
Asociados Ltda.

Melbourne                        Common Director    Correspondent services
International           USA      and                granted                           -          -    483,842    483,842
Communications Ltd.              Shareholders       Correspondent services
                                                    received                          -          -    223,503  (223,503)

Nacs Communicatios               Common Director    Correspondent services
Inc.                    USA      and                received                     20,464   (20,464)          -          -
                                 Shareholders
Telecomunicaciones               Common Directors   Interest in current
de Chile S.A. (1)   95.017.000-K and Shareholders   account                           -          -     18,383     18,383
                                                    Rental El Salto                   -          -    464,690  (464,690)
                                                    Leasing El Salto                  -          -    117,537          -
                                                    Payment to suppliers              -          -    448,069          -



(1) This company, starting from the year 2002, is no longer a related society.

Note 7 - Income and Deferred Taxes


a)      Income taxes

        At June 30, 2003 and 2002, the Parent Company and the following subsidiaries had a loss for tax purposes and therefore did not make an income tax accrual. Tax losses were as follows:


                                                      2003                2002
                                                      ----                ----
                                                     Th.Ch.$             Th.Ch.$

        Chilesat Corp S.A.                         39,353,460         35,913,394
         Chilesat S.A.                             38,259,454         30,666,726
         Chilesat Servicios Empresariales S.A.      7,954,645          7,337,347
         Texcom S.A.                                  796,209            684,726
         Telsys S.A.                                  145,665                  -
         Net-Chile S.A.                                69,594                  -
         Inversiones Proventus S.A.                     1,968                  -
         Gestion Integral de Clientes S.A.            864,736                  -
         Perusat S.A.                                 419,368            124,868
         Alliston Properties Inc.                     101,712             95,449

        At June 30, 2003 the subsidiary Telsys S.A. obtained upward tributary profit of Th.Ch.$4,764.

        The provisions that are shown under the item imposed to recover are the following ones:

                                                              2003                2002
                                                              ----                ----
                                                             Th.Ch.$             Th.Ch.$

         VAT fiscal credit (Chile)                            624,950            599,692
         VAT fiscal credit (Peru)                             120,686             76,524
         Credit for absorbed utilities                          5,230             28,103
         Monthly provisional payments (Peru)                   14,982             14,848
         Monthly provisional payments and other credits        51,008             40,724
         Single tax article N(degree)21                        (3,988)            (9,587)
                                                       ---------------     --------------

         Imposed to recover                                   812,868            750,304
                                                       ===============     ==============

As of June 30, 2003 and 2002 the charge to income for Income taxes expense is detailed as follows:


                                                    2003         2002
                                                    ----         ----
                                                   Th.Ch.$     Th.Ch.$
        Article No. 21 withholding tax

        Chilesat Corp S.A.                          1,749        3,172
        Chilesat S.A.                               3,549        6,007
        Telsys S.A.                                   439          504

        Total charge to results                     5,737        9,683


        At June 30, 2003, the Parent Company recorded no retained tax profits for distribution to its shareholders.

b)      Deferred taxes


        Deferred taxes accumulated through June 30, 2003 and 2002 are as follows:


                                              2003                                        2003
         Concepts           Deferred Tax Asset  Deferred Tax Liability  Deferred Tax Asset  Deferred Tax Liability
                          Short-term  Long-term Short-term  Long-term Short-term  Long-term Short-term  Long-term
                            Th.Ch$     Th.Ch$     Th.Ch$     Th.Ch$     Th.Ch$     Th.Ch$     Th.Ch$     Th.Ch$

Temporary differences
Allowance for doubtful
  debts                       892,089  1,072,052          -          -    860,350          -          -          -
Deferred revenues             286,270    678,018          -          -    191,064    942,607          -          -
Vacation accrual               59,745        543          -          -     53,499          -          -          -
Loss for tax purposes               - 14,946,867          -          -          - 11,940,999          -          -
Fixed asset depreciation            -          -    166,725  1,545,995          -          -          -  2,083,399
Leased assets                       -          -    226,664  1,866,604          -          -          -  2,406,017
Lease payables                157,740  2,105,304          -          -    811,551  2,117,042          -          -
Other provisions               60,627          -     66,277          -          -          -          -          -
Complementary accounts -
  net of accumulated
  amortization
                               67,912  3,633,425    227,079  3,283,045        329  7,592,189          -  4,951,846

Provision for valuation     1,388,559 15,169,359    232,587    129,554  1,916,135  7,408,459          -  (462,430)

Total                               -          -          -          -          -          -          -          -


c) The detail of income taxes included in the income statement is as follows:


                                                                                2003                    2002
                                                                                ----                    ----
      Item                                                                     Th.Ch.$                 Th.Ch.$
      ----

      Current tax expense (tax accrual)                                         (5,737)                 (9,683)
      Effect of deferred tax assets for the period                           1,372,458                 726,013
      Effect of  amortization  of  deferred  tax  asset and  liability
        complementary accounts                                                (181,990)                 (7,427)
      Effect  for  assets  or  liabilities  for  deferred  tax  due to
        changes in provision for valuation                                  (1,190,468)               (718,586)
      Total                                                                     (5,737)                 (9,683)

Note 8 - Other Current Assets

At each period-end, other current assets consisted of:


                                                                                2003                    2002
                                                                                ----                    ----
                                                                               Th.Ch.$                 Th.Ch.$

      Time Deposits and Securities in Guarantee                                171,369                  71,181
      Financial instruments with buyback provisions                          2,053,445                 675,383
      Total                                                                  2,224,814                 746,564


Note 9 -  Operations of purchases with resale commitment



  Code           Date              Tally      CurrencySubscription Rate      Final       Identification      Market
                                              of        value                Value       of Instruments      value
                                              Origin   Th.Ch$               Th.Ch.$                         Th.Ch.$
           Inicio    Termino



CRV       26-Jun-03  3-Jul-03  Banco Estado   Pesos      93,643    0.22%     93,691    PRC4D1098-BCCH         93,671
CRV       26-Jun-03  3-Jul-03  Banco Estado   Pesos      79,659    0.22%     79,700    PRC1D1196-BCCH         79,682
CRV       26-Jun-03  3-Jul-03  Banco Estado   Pesos     140,148    0.22%    140,220    CERO010711-BCCH       140,189
CRV       26-Jun-03  3-Jul-03  Banco Estado   Pesos     182,190    0.22%    182,284    PRC4D0602-BCCH        182,244
CRV       26-Jun-03  3-Jul-03  Banco Estado   Pesos      43,075    0.22%     43,097    PDBC180804-BCCH        43,088
CRV       26-Jun-03  3-Jul-03  Banco Estado   Pesos      41,710    0.22%     41,731    PRC4D1296-BCCH         41,722
CRV       26-Jun-03  3-Jul-03  Banco Estado   Pesos     543,444    0.22%    543,723    PRC1D0497-BCCH        543,604
CRV       26-Jun-03  3-Jul-03  Banco Estado   Pesos      90,574    0.22%     90,620    PRC1D0497-BCCH         90,601
CRV       26-Jun-03  3-Jul-03  Banco Estado   Pesos      79,546    0.22%     79,587    PRC1D1296-BCCH         79,569
CRV       26-Jun-03  3-Jul-03  Banco Estado   Pesos     238,657    0.22%    238,780    PRC6D0596-BCCH        238,727
CRV       26-Jun-03  3-Jul-03  Banco Estado   Pesos      14,358    0.22%     14,366    PDBC180804-BCCH        14,362
CRV       26-Jun-03  3-Jul-03  Banco Estado   Pesos       4,726    0.22%      4,729    PRC1B0595-BCCH          4,727
CRV       26-Jun-03  3-Jul-03  Banco Estado   Pesos      35,898    0.22%     35,917    PRC1C1294-BCCH         35,909
CRV       26-Jun-03  3-Jul-03  Banco Estado   Pesos      28,217    0.22%     28,231    PRC4D0696-BCCH         28,225

          Sub-Total                                   1,615,845            1,616,676                       1,616,320

CRV       26-Jun-03  3-Jul-03  Banco Estado   Pesos      25,409    0.25%     25,422    STD52O0102-SAN         25,419
CRV       26-Jun-03  3-Jul-03  Banco Estado   Pesos     241,874    0.25%    241,995    STG-R 0999-STG        241,975
CRV       26-Jun-03  3-Jul-03  Banco Estado   Pesos     161,900    0.25%    161,981    STG-R 1199-STG        161,967
CRV       26-Jun-03  3-Jul-03  Banco Estado   Pesos       7,761    0.25%      7,765    PDBC040615-BCCH         7,764

          Sub-Total                                     436,944             437,163                          437,125
          Total                                       2,052,789            2,053,839                       2,053,445


Note 10 - Property, Plant and Equipment

a) At each period-end, property, plant and equipment is as follows:

                                            2003                                            2002
                                         Accumulated                                     Accumulated
          Item            Gross value    depreciation    Net value      Gross value      depreciation       Net value
                            Th.Ch.$        Th.Ch.$        Th.Ch.$         Th.Ch.$          Th.Ch.$           Th.Ch.$


 Land                           553,128              -        553,128         595,663                  -         595,663

 Buildings and
   infrastructure            48,959,393   (17,371,088)     31,588,305      48,640,684       (14,752,278)      33,888,406

 Machinery and
   equipment                 60,950,112   (38,413,995)     22,536,117      58,215,133       (33,146,556)      25,068,577

 Other fixed assets

      Furniture               2,501,544    (1,971,029)        530,515       1,906,808        (1,505,894)         400,914
      Vehicles                  151,122      (116,027)         35,095         151,281          (102,468)          48,813
      Leased assets          16,812,582    (4,458,840)     12,353,742      18,676,307        (4,197,670)      14,478,637
      Software                5,093,042    (3,718,713)      1,374,329       4,291,580        (2,685,079)       1,606,501
      Spare-parts               367,220       (93,856)        273,364         527,912          (180,717)         347,195


 Total other fixed
   assets                    24,925,510   (10,358,465)     14,567,045      25,553,888        (8,671,828)      16,882,060

 Total fixed asset          135,388,143   (66,143,548)     69,244,595     133,005,368       (56,570,662)      76,434,706

b) Depreciation for the period

        The detail of depreciation expense during 2003 and 2002 consisted of:

                                                                                  2003                   2002
                                                                                  ----                   ----
                                                                                 Th.Ch.$               Th.Ch.$


      Cost of sales                                                              4,990,738             5,492,755
      Selling and administrative expenses                                          654,460               696,605

      Total                                                                      5,645,198             6,189,360


c) Leased assets

         The following assets were acquired by the Company under financial lease arrangements:

                                                2003                                         2002
                              Gross value    Accumulated                                  Accumulated
        Description                          depreciation    Net value     Gross value    depreciation    Net value
                                Th.Ch.$        Th.Ch.$        Th.Ch.$        Th.Ch.$        Th.Ch.$        Th.Ch.$

       Buildings                  1,725,728      (615,887)      1,109,841      3,019,996      (810,455)      2,209,541
       Plant and equipment        8,697,985    (2,779,398)      5,918,587      9,268,173    (2,649,765)      6,618,408
       Fiber optic network        6,388,869    (1,063,555)      5,325,314      6,388,138      (737,450)      5,650,688

               Total             16,812,582    (4,458,840)     12,353,742     18,676,307    (4,197,670)     14,478,637

        The companies do not legally own assets acquired under financial leases until they exercise their purchase option. Accordingly, the companies may not freely dispose of them.

        The principal lease agreements maintained by the Company at June 2003 were as follows:

        Supplier                            Average Duration     Average Balance            Type of Assets

        Cia. de Seguros La Prevision            25 years           24.0 years          Buildings
        Security Leasing                        25 years           24.0 years          Buildings
        Entel S.A.                              20 years           15.0 years          Fiber optic
        IBM de Chile S.A.C.                      3 years            1.7 years          Communication equipment
        CTI Leasing                              2 years            2.0 years          Communication equipment
        Sonda S.A.                               3 years            1.0 years          Computer equipment
        Adexus Chile S.A.                        3 years            0.7 years          Communication equipment
        South Hills Datacomm Chile S.A.          3 years            1.2 years          Communication equipment
        Coasin Chile S.A.                        3 years            1.6 years          Communication equipment
        Video Corp Ltda.                         3 years            3.0 years          Communication equipment
        Xerox de Chile S.A.                      4 years            0.4 years          Printer

Note 11 - Investments in Related Companies

a) The investment in related companies is as follows:


                                            Control                           Ownership
TAX                                         currency                          percentage      Companies' equity
Identification                   Country    of the      Number of         2003       2002     2003       2002
Number       Companies           of origin  investment  shares             %           %      Th.Ch$     Th.Ch$


   U.S.A.   Melbourne
            International
            Communications Ltd.   U.S.A.     US$               -            19.90      19.90          -   (607,187)
96.928.370-0 Net-Chile S.A. (2)    Chile     Ch.$      1,000,000           100.00     100.00          -    (15,790)
85.894.000-1 Austral S.A. (1)      Chile     Ch.$            581                -       0.06          -          -


   Total


                                     Revenue for         Deferred             Value             Book value
TAX                                   the period         revenue         at equity method   of the investment
Identification                     2003    2002      2003      2002      2003      2002      2003      2002
Number            Companies       Th.Ch$  Th.Ch$    Th.Ch$    Th.Ch$    Th.Ch$    Th.Ch$    Th.Ch$    Th.Ch$

   U.S.A.   Melbourne
            International
            Communications Ltd.       -   (1,091,382)    -     (217,185)     -        -          -         -
96.928.370-0 Net-Chile S.A. (2)       -      (22,517)    -         -         -        -          -         -
85.894.000-1 Austral S.A. (1)         -        -         -         -         -       71          -        71


   Total                                                                     -       71          -        71



(1) This investment is presented at restated cost.

(2) This society consolidates because it entered into operations starting from the year 2003.

b) The variations and more significant facts related with these investments are the following ones:

Austral S.A.

On May 20, 2002, Telex-Chile S.A. sold to Servicios Integrados S.A. all of its investment in the company Austral S.A. for an amount of Ch$ 1 equivalent to 581 shares.



Note 12 - Goodwill


Goodwill at June 30, 2003 and 2002 is as follows:


                                                                 2003                             2002
                                                       Balance                           Balance
                                                      amortized        Goodwill         amortized        Goodwill
    Tax                                               during the                    during the period
Identification                                         period
     Number                 Company                   Th.Ch.$          Th.Ch.$          Th.Ch.$         Th.Ch.$

      U.S.A.       Telecomunications
                        Investment Joint Venture         3,599           3,586            3,666           10,985
   96.756.140-1   Telsys S.A                             3,316         112,157            9,149          118,609
   96.969.270-8   Inversiones Proventus S.A.             7,801         300,588                -                -
   96.937.100-6   Gestion Integral de Clientes S.A.        955          33,728                -                -
 TOTAL                                                  15,671         450,059           12,815          129,594

Note 13 - Other Long-Term Assets


The balance of this account at the end of each period is comprised of the following:

                                                   2003                      2002
                                                   ----                      ----
                                                  Th.Ch.$                   Th.Ch.$

Deposits and securities in guarantee               87,728                    98,195
Other                                                  -                     26,867

Total                                              87,728                   125,062


Note 14 - Due To Banks and Financial Institutions, Short-Term

At each year-end, the Company's liabilities maintained with banks and financial institutions consisted of:

                                             TYPES OF CURRENCIES AND INDEXES OF READJUSTS

                                                       Dollars of                   Other foreign
                                                      United States                  currencies
Tax Identification                                       2003            2002           2003            2002
Number              Bank of financial institution      Th. Ch. $       Th. Ch.$       Th. Ch. $        Th. Ch. $


Foreigner            Banco Continental (Peru) (1)             631             363             --              --
Foreigner            Banco Credito (Peru) (1)                 436             921             --              --
Foreigner            Banco Wiese (Peru) (1)                   523           2,153             --              --
                     Total                                  1,590           3,437             --              --
                     Mount owing capital                    1,590           3,437             --              --
                     Rate pondered interest                 12.00%          12.00%            --              --

                     Long term - portion short                --              --              --              --
                       term

Foreigner            Mortgage Payable-Lynch                  933             813              --              --
Foreigner            Mortgage Payable-PNC Trust              624             542              --              --
Foreigner            Mortgage Payable-Gober                  519             452              --              --
Foreigner            United-House                          2,682           2,359              --              --
97.004.000-5         Banco de Chile                           --              --              --              --
97.006.000-6         Banco Credito e Inversiones              --              --              --              --
97.036.000-K         Banco Santander Santiago                 --              --              --              --

                     Total                                 4,758           4,166              --              --
                     Mount owing capital                   4,758           4,166              --              --
                     Rate pondered interest                10.38%          10.38%             --              --





                                                            UF               Currencies non               Total
Tax                 Bank or                             currencies               index
Identification      Financial institution         2003        2002         2003        2002        2003        2002
Number                                         Th. Ch. $    Th. Ch. $   Th. Ch. $   Th. Ch. $   Th. Ch. $   Th. Ch. $

Foreigner           Banco Continental (Peru)      --           --          --          --            631         363
                    (1)
Foreigner           Banco Credito (Peru) (1)      --           --          --          --            436         921
Foreigner           Banco Wiese (Peru) (1)        --           --          --          --            523       2,153
                    Total                         --           --          --          --          1,590       3,437
                    Mount owing capital           --           --          --          --          1,590       3,437
                    Rate pondered interest        --           --          --          --             --          --

                    Long term - portion           --           --          --          --             --          --
                    short term

Foreigner           Mortgage Payable-Lynch        --           --          --          --            933         813
Foreigner           Mortgage Payable-PNC          --           --          --          --            624         542
                      Trust
Foreigner           Mortgage Payable-Gober        --           --          --          --            519         452
Foreigner           United-House                  --           --          --          --          2,682       2,359
97.004.000-5        Banco de Chile              428,729     427,921        --          --        428,729     427,921
97.006.000-6        Banco Credito e             195,954     198,129        --          --        195,954     198,129
                      Inversiones
97.036.000-K        Banco Santander Santiago    237,952     626,050        --          --        237,952       --

                    Total                       862,635     617,457        --          --       867,393     630,216
                    Mount owing capital         641,040     617,457        --          --       645,798     621,623
                    Rate pondered interest        4.43%       3.97%        --          --          --          --


Note 15 - Due To Banks And Financial Institutions, Long-Term

At each period-end, the Company's liabilities maintained with banks and financial institutions consisted of:


       Tax             Bank or        Currency or
 Identification       financial       adjustement                                 Periods to Maturity
     Number          institution         index          1 to 2 periods   2 to 3 periods  3 to 5 periods   5 to 10 periods

EXTRANJERO         Banco de la            US$              --              --               --               --
                   Prov. de
                   Buenos Aires
EXTRANJERO         Interbanka A.S.        US$              --              --               --               --
EXTRANJERO         Mortgage               US$                951           1,061          46,530             --
                   Payable-Lynch
EXTRANJERO         Mortgage               US$                634             708          30,916             --
                   Payable-PNC
                   Trust
EXTRANJERO         Mortgage               US$                529             589          25,770             --
                   Payable-Gober

EXTRANJERO         United-House           US$              2,701           2,940           6,682           28,401
97.004.000-5       Banco de Chile        U.F.            425,329         425,329            --               --
97.006.000-6       Banco Credito         U.F.            193,297         193,297            --               --
                   e Inversiones
97.036.000-K       Banco                 U.F.             25,006          25,006          57,434          184,212
                   Santander
                   Santiago
97.036.000-K       Banco                 U.F.         11,267,954           --               --               --
                   Santander
                   Santiago
Total                                                 11,916,401         648,930          167,332          212,613


                                                           Periods to maturity                 2003
       Tax             Bank or        Currency or         More than 10 periods        Total long term at the
 Identification       financial       adjustement                                      date of close of the
     Number          institution         index                                         financial statements

EXTRANJERO         Banco de la            US$           723,659             2017            723,659
                   Prov. de
                   Buenos Aires
EXTRANJERO         Interbanka A.S.        US$           723,658             2017            723,658
EXTRANJERO         Mortgage               US$              --                 --             48,542
                   Payable-Lynch
EXTRANJERO         Mortgage               US$              --                 --             32,258
                   Payable-PNC
                   Trust
EXTRANJERO         Mortgage               US$                                                26,888
                   Payable-Gober

EXTRANJERO         United-House           US$           207,071             2012            247,795
97.004.000-5       Banco de Chile        U.F.                                               850,658
97.006.000-6       Banco Credito         U.F.                                               386,594
                   e Inversiones
97.036.000-K       Banco                 U.F.           145,646             2016            437,304
                   Santander
                   Santiago
97.036.000-K       Banco                 U.F.
                   Santander
                   Santiago
Total                                                 1,800,034                          14,745,310

Liabilities in foreign currency:  12.23%
Liabilities in local currency:    87.77%

Note 16 - Accrued Liabilities and Write-Offs

a) Accrued liabilities for each period are as follows:

                                                                               2003                     2002
                                                                               ----                     ----
                                                                              Th.Ch.$                  Th.Ch.$


Short-term accrued liabilities

Vacations                                                                       384,210                  371,602
Severance indemnities, foreign subsidiaries                                      32,294                   24,928
External Advising                                                                    --                  483,840
You count Currents of the related companies                                     796,584                1,776,762
Other accrueds                                                                   15,139                   26,236
Total                                                                         1,228,227                2,683,368

Long-term accrued liabilities:
Negative equity on investments in related companies                             501,497                1,706,273


b) Provisions and allowances shown deducted from the respective asset accounts:

Accounts receivable                                                           4,973,695                4,164,521
Notes receivable                                                              1,558,595                1,616,501
Adjustment to the market value of marketable securities                           2,035                    2,019

c) Write-offs:

Accounts receivable                                                             541,021                  971,119
You count average related companies                                           6,237,845                       --
Property, Plant and Equipment                                                   264,778                       --


Note 17 - Other Long-Term Liabilities

The detail of this account is as follows :


                                                                               2003                     2002
                                                                               ----                     ----
                                                                              Th.Ch.$                  Th.Ch.$


Rental of connections and transmission media (1)                              916,892                  967,338
Right of use and services agreement   (2)                                   3,609,561                4,475,196
Fiber optic maintenance agreement   (3)                                            --                  117,751

Sub total (deferred revenue)                                                4,526,453                5,560,285

Other long-term liabilities                                                    88,987                  109,229

Total                                                                       4,615,440                5,669,514


 (1) The Parent company maintains deferred revenues generated from a rental agreement for connections and transmission media for telecommunication signals entered with Telesat S.A.

 (2) On April 21, 1997, Chilesat S.A. entered into a Right of Use and Services Agreement with Chilesat Telefonia Personal S.A. with respect to the former company's fiber optic network for a period of eleven years and six months. The Agreement was paid by Chilesat Telefonia Personal S.A., in advance, by offsetting a receivable from Chilesat S.A. relating to a capital increase of Chilesat Telefonia Personal S.A. This amount is amortized to income over the period of the Agreement.

 (3) On June 3, 1998, Chilesat S.A. signed an agreement with CTC Mundo for the preventive and corrective maintenance of fiber optic cable and related elements owned by that company. The amount is being amortized to income over the 71-month period of the contract.

The current portion of deferred revenue is as follows:

                                                                               2003                     2002
                                                                               ----                     ----
                                                                              Th.Ch.$                  Th.Ch.$


Rental of connections and transmission media (1)                               41,387                   41,822
Right of use and services agreement   (2)                                     873,611                  873,271
Fiber optic maintenance agreement   (3)                                       113,769                  141,301
Cards of prepaid                                                               56,115                       --

Other                                                                         111,967                  121,134

Total                                                                       1,196,849                1,177,528


Note 18 - Minority Interest

This balance corresponds to the portion of the following subsidiaries' equity owned by third parties, as follows:


                                                          2003                                   2002
                                      Minority                        Income        Minority                 Income
                                      interest           Amount       Statement     interest    Amount     Statement
                COMPANY                   %              Th.Ch.$      Th.Ch.$         %         Th.Ch.$     Th.Ch.$


Chilesat S.A.                           0,01              4,534           175         0,01         710          216
Chilesat Servicios Empresariales S.A.   0,01              2,489            20         0,01       2,600           29
Telecommunications Investment
  Joint Venture                        10,00             68,172        15,613        10,00     215,442       (2,193)
Inversiones Proventus S.A.             45,00            (34,859)      136,651            -           -            -

                 Total                                   40,336       152,459                  218,752       (1,948)


Note 19 - Shareholders' Equity

a) During 2003 and 2002, changes in shareholders' equity were as follows:


                                                                                            Other reserves
                                                         Reserve for      Share       Variation in
                                           Paid-in         capital       Premium     equity related    Exchange
                                           capital       reappraisal     Account    to ADR's issued   adjustment

                                           Th.Ch.$         Th.Ch.$       Th.Ch.$        Th.Ch.$         Th.Ch.$


Balance at January 1, 2002               101,153,178          -          985,010      (3,947,138)      (364,210)

Distribution of prior period loss             -               -             -              -               -

I increase of the capital with
emission of payment actions               80,336,367          -             -              -               -

Accumulated deficit from
subsidiaries in development stage             -               -             -              -               -

Exchange adjustement                          -               -             -              -           (129,493)

Capital restatement                           -            959,245        5,910         (23,683)        (2,185)

Net loss for the period                        -              -              -              -              -

Balance at June 30, 2002                 181,489,545       959,245       990,920      (3,970,821)      (495,888)

Up-to-date balances for comparative
effects                                  187,841,679       992,819      1,025,602     (4,109,800)      (513,244)


                                                                                 Other reserves
                                                 Reserve for        Share         Variation in
                                   Paid-in         capital         Premium       equity related       Exchange
                                   capital       reappraisal       Account      to ADR's issued      adjustment

                                    Th.Ch.$         Th.Ch.$         Th.Ch.$          Th.Ch.$           Th.Ch.$


Balance at January 1, 2003       186,724,203          -           1,014,561       (4,065,552)        (420,017)

Distribution of prior period
loss                                  -               -               -                -                 -

Acumulative exchange adjustment       -               -               -                -              278,362

Capital restatement                   -           2,053,966          11,160          (44,721)          (4,620)

Net loss for the period               -               -               -                -                 -

Balance at June 30, 2003         186,724,203      2,053,966       1,025,721       (4,110,273)        (146,275)




                                                                  Accumulated
                                   Reserve                        deficit from
                                 for future      Accumulated      development       Net loss
                                  dividends        deficit           stage       for the period        Total

                                    Th.Ch.$         Th.Ch.$          Th.Ch.$         Th.Ch.$           Th.Ch.$

Balance at January 1, 2003            -         (130,321,264)      (28,942)       (13,521,096)      39,381,893

Distribution of prior period
loss                                  -          (13,550,038)       28,942         13,521,096            -

Acumulative exchange
adjustment                            -               -                -               -               278,362

Capital restatement                   -           (1,582,583)          -               -               433,202

Net loss for the period               -               -                -           (5,905,647)      (5,905,647)

Balance at June 30, 2003              -         (145,453,885)          -           (5,905,647)      34,187,810


At the Special General Shareholder's Meeting held on January 30, 2002, it was agreed to increase the equity capital, divided into 7,470,659,529 shares of the A series and 7,177,692,488 shares of the B series, of the same placement value for both series of $ 18 per share. Concluding the process of capitalization on May 30, 2002, there were only subscriptions and payments for a total of 4,463,131,538 for a total amount of M$ 80,336,367 (historic value), of which 4,051,796,724 shares of the A series and the remaining 411,334,814 shares of the B series. Therefore concluded this process of capitalization the new equity capital remained for the total of 4,691,058,511 shares, divided into 4,168,139,480 shares of the A series and 523,019,031 shares of the B series.

With date July 9 of 2002, of conformity with the article 5 Recruit of the social statutes, the term of validity expired for the series of actions of the Society and its respective preferences. As the above-mentioned consequence, the capital of the Society was divided in 4,691,058,511 ordinary, nominative actions, of oneself value and worthless nominal, all which belong to oneself series and they don't enjoy preference some.

With date July of 2002, 17 took place an Extraordinary Meeting of Shareholders approving you to diminish in 10 times the total number of actions in that the capital of the Society was divided, without altering the I mount of this, passing of 4,691,058,511 ordinary, nominative actions, of same value each an and worthless nominal to 469,105,851 characteristic actions of equals.


Number of actions:

                                No. of              No. of        No. of voting
  Series                      subscribed shares    paid shares    right shares

Unique series                    469,105,851       469,105,851     469,105,851


Capital (Amount - Th. Ch.$)

                                Subscribed            Paid
  Series                         capital           In capital


Unique series                   186,724,203        186,724,203

b)     Other Reserves

       Equity variations relating to the placement of ADR's


               Tax Reg.                                                           Amount
                Number                    Company                for the period              Accumulated
                ------                    -------                --------------              -----------


      94.675.000-K                Chilesat Corp S.A.                   --                        4,110,273
      Total                                                            --                        4,110,273

-      The adjustment for exchange difference is as follows:


               Tax Reg.                                                           Amount
                Number                    Company                for the period              Accumulated
               -------                    -------                --------------              -----------
      96.628.790-K                Texcom S.A.                       (278,362)                      146,275
      Total                                                         (278,362)                      146,275
      Total other reserves                                          (278,362)                    4,256,548

Note 20 - Other Non-Operating Income and Expenses

The detail is as follows :


-        Other non-operating income :
                                                                                     2003                 2002
                                                                                     ----                 ----
                                                                                    Th.Ch.$              Th.Ch.$

Insurance recoveries                                                                  1,274               17,039
Reverse excess of bank interests of the year 2001 (1)                                    --            1,463,531
Reversal of negative stockholders' equity Texcom USA (2)                          6,708,657                   --
Recovery of bad debt                                                                    597                  478
Reverse of Provisions                                                               114,566                   --
Suppliers' Discount                                                                 123,969                   --
Credit for absorbed utilities                                                         5,230                   --
Other                                                                                40,796               20,670
Total                                                                             6,995,089            1,501,718

-      Other non-operating expenses:

                                                                                     2003                 2002
                                                                                     ----                 ----
                                                                                    Th.Ch.$              Th.Ch.$

Severance indemnities (2)                                                           137,953                3,043
Expenses in the precautionary judicial agreement                                         --              665,874
Study of new projects                                                               161,713               55,323
Expenses of foreign affiliates                                                      179,991              465,053
Expenses of last years                                                              268,727                   --
Severance indemnities                                                               129,217                   --
External consultancies                                                               86,125                   --
Penalty related companies (2)                                                      6,239,60                   --
Penalty fixed assets (2)                                                            264,778                   --
Expenses for closing of affiliate (2)                                                 9,040                   --
Expenses unmovable                                                                       --              137,639
Other                                                                               236,948              109,068
Total                                                                             7,714,112            1,436,000


(1) The amounts signal it corresponds to the countable reverse of the interests penal foreseen product of the term of the negotiation with the financial creditors.

(2) On May 1, 2003, it decided to discontinue its operations in the United States Market. NACS Communications Inc., an affiliate of Texcom S.A., with offices in the city of Miami, Florida, has proceeded to submit itself to the liquidation procedure ruled by Chapter VII of the bankruptcy legislation of said country.

Note 21 - Price-Level Restatement


The detail of the price-level restatement is as follows :


ASSETS (CHARGES) CREDITS

                                                             Restatement
                                                                Index               2003                  2002
                                                                -----               ----                  ----
                                                                                  Th.Ch.$               Th.Ch.$

Current Assets:
Marketable securities                                            CPI                    80                    76
Deposits to term                                                  UF                30,778                    --
Accounts receivable                                              CPO               289,839                52,531
Notes receivable                                                  UF                (7,337)                1,471
Notes receivable                                                 CPI                 1,246
Sundry debtors                                                   CPI                 1,889                 1,962
Notes and accounts receivable from related companies              UF               192,724                92,695
Notes and accounts receivable from related companies             CPI               135,145                15,452
Recoverable taxes                                                CPI                 2,095                 3,448
Prepaid expenses                                                 CPI                 3,337                   210
Prepaid expenses                                                  UF                 5,251                 1,029
Other current assets                                             CPI                    20                   927
Other current assets                                              UF                 7,702                 9,195

Property, Plant and Equipment                                    CPI               765,047               479,099

Other Assets:
Investments in related companies                                 CPI                                     113,166
Goodwill                                                         CPI                 6,445                   456
Notes and accounts receivable from related companies              UF                                      44,449
Notes and accounts receivable from related companies             CPI               337,049               167,605
Other assets                                                     CPI                     4                49,151
Other assets                                                      UF                   456                62,123

Expense and cost accounts                                        CPI               100,619               117,270

Total (Charges) Credits                                                          1,872,389             1,212,315



LIABILITIES-SHAREHOLDERS'EQUITY                             Restatement            2003                2002
(CHARGES) CREDITS                                              Index              Th.Ch.$            Th.Ch.$

Current Liabilities:
   Due to banks and financial institutions, short-term          UF                  (16,362)            7,041
   Due to banks and financial institutions, short-term          IPC                       -          (478,586)
   Long-term obligations with maturities within one
   period                                                       UF                  (44,613)          (15,177)
   Long-term obligations with maturities within one
   period                                                       IPC                 (55,989)          (26,816)
   Accounts payable                                             IPC                (170,995)          (53,224)
   Accounts payable                                             UF                  (60,196)          (21,434)
   Notes payable                                                IPC                        -            3,544
   Notes payable                                                UF                   (3,798)                -
   Notes and accounts payable to related companies              UF                     (685)          (24,287)
   Notes and accounts payable to related companies              IPC                (190,411)          (45,500)
   Provisions                                                   IPC                  (2,696)               (2)
   Income taxes                                                 IPC                     (52)               17
   Deferred revenue                                             IPC                 (10,314)           (1,832)

Long-term Liabilities:
   Due to banks and financial institutions, long-term           UF                 (219,460)           12,821
   Due to banks and financial institutions, long-term           CPI                       -           625,293
   Notes payable, long-term                                     UF                  (83,128)          (95,377)
   Notes payable, long-term                                     IPC                 (22,052)          (24,936)
   Notes and accounts payable to related companies              UF                 (190,613)         (129,511)
   Notes and accounts payable to related companies              IPC                (244,416)         (165,444)
   Provisions, long-term                                        IPC                (118,854)          (42,335)
   Others long-term liabilities                                 IPC                 (12,259)         (109,743)

Shareholders' Equity                                            IPC                (433,202)         (186,438)

Income accounts                                                 IPC                 (91,018)         (127,692)

Total (Charges) Credits                                                          (1,971,113)         (899,618)

(Loss) Gain on Price-level Restatement                                              (98,724)          312,697

Note 22 - Exchange Differences

The detail is as follows :

                 Assets (Charges) Credits                      Currency             2003                2002
                                                                                   Th.Ch.$            Th.Ch.$
Current Assets:
   Cash                                                        US Dollar                (28,383)            (46,883)
   Time deposits                                               US Dollar                (20,160)              12,688
   Accounts receivable                                         US Dollar               (475,578)             536,024
   Documents to get paid                                       US Dollar                 (3,448)                   -
   Sundry debtors                                              US Dollar                  61,483               1,276
   Notes and accounts receivable from related companies        US Dollar               (484,467)            (43,589)
   Prepaid expenses                                            US Dollar                   (852)               (113)
   Other current assets                                        US Dollar                       -              25,015

Other Assets:
   Investments in related companies                            US Dollar               (135,331)             150,005
   Notes and accounts receivable from related companies        US Dollar             (1,084,158)           1,190,295
   Other assets                                                US Dollar                     272             315,918

Total (Charges) Credits                                                              (2,170,622)           2,140,636



            Liabilities - Shareholders' Equity
                     (Charges) Credits                        Currency                 Th.Ch.$              Th.Ch.$
Current Liabilities:
   Due to banks and financial institutions, short-term         US Dollar                       -           1,867,167
   Long-term obligations with maturities within one period     US Dollar                 218,528           (169,147)
   Accounts payable                                            US Dollar                 438,722           (900,866)
   Notes payable                                               US Dollar                  10,929            (91,355)
   Notes and accounts payable to related companies             US Dollar                 533,600         (1,029,966)
   Sundry creditors                                            US Dollar                  48,408                   -
   Other current liabilities                                   US Dollar                       -                  54

Long-term Liabilities:
   Due to banks and financial institutions, long-term          US Dollar                       -         (1,228,835)
   Notes payable, long-term                                    US Dollar                 127,347           (235,067)
   Notes and accounts payable to related companies             US Dollar                 837,478         (1,361,225)
   Goodwill long term                                          US Dollar                       -            (18,246)

Total (Charges) Credits                                                                2,215,012         (3,167,486)

Exchange differences Gain (Loss)                                                          44,390         (1,026,850)

Note 23 - Contingencies and Commitments

                                                                                             Pending balances of payment
Worthy of          Debtor                   Type of            Commmitted Assets             to the date of the financial
the                                         guarantee                                                states
guarantor
              Name          Relationship                  Type                 Countable       2003           2003
                                                                              value Th.Ch.$   Th.Ch.$       Th.Ch.$



Banco de        Chilesat      Branche       Garment       Equipment                2,318       582,548       776,926
Credito e       S.A.                        Industrial    Telecommunications.
Inversiones
Banco de Chile  Chilesat      Branche       Hipoteca y    Parcel 28; Lo Canas; 1,134,269     1,279,387     1,701,496
                S.A.                        Prenda        Teams of
                                            Industrial    telecommunications
                                                          and properties of
                                                          branches;
Entel S.A.      Chilesat      Branche       Prenda        1 hire of mutual     3,005,216     5,911,189     6,089,291
                S.A.                                      to finance
                                                          construction of
                                                          net of optic
                                                          fiber.
Banco           Gestion       Branche       Hipoteca      Costanera              587,122       459,719            --
Santander       Integral de                               Pacifico Building
Santiago        Clientes                                  (Local and Parkings)
                S.A.




 Worthy of the                                  Liberation of guarantees
   guarantor
                     2004          Assets         2005          Assets          2006         Assets
                    Th.Ch.$       Th.Ch.$        Th.Ch.$                      Th.Ch.$


Banco de              --              --           --             --            2,318     Equipment
Credito e
Inversiones
Banco de Chile        --              --           --             --        1,134,269     Properties
                                                                                          and equipment
Entel S.A.         105,779          Mutuo       115,431          Mutuo        125,964     Mutuo
Banco                 --              --           --             --
Santander
Santiago


Chilesat S.A.
On September 23, 2002 Chilesat S.A. established in favor of IBM a commercial pledge and prohibition to tax and dispose of, on the rights and credits generated from the Agreement for Rendering Services of invoicing and collection subscribed with VTR Telefonica S.A., to guarantee the total and timely payment of all the amount owed or to be owed from the Leasing Agreement, and in any case limited up to the maximum amount of US$ 1,332,266.67.

Chilesat Servicios Empresariales S.A.
With the purpose of guaranteeing the execution of public proposals, the Society has given bank guarantee tickes for UF 6.50 (Th.Ch.$, 11,041)

Telsys S.A.
On September 14, 2002, Telsys S.A. established in favor of inversions Taormina S.A. a commercial pledge and the prohibition to tax and dispose of, with respect to the shares of Inversiones Proventus S.A. whose price has not been paid. This guarantee will be released monthly or quarterly, as appropriate, to the extent the price pending payment is delivered and in proportion to the amount entered. The respective release will be made against the payment of the corresponding quota.

-      Indirect guarantees:

       Chilesat Corp S.A.

       On December 4, 2000 and January 12, 2001, Chilesat Corp S.A. and Chilesat Servicios Empresariales S.A. became the guarantors of the debt obligations of two lease agreements for equipment by Chilesat S.A. with IBM S.A.C. for an amount of US$ 11 million to the date these obligations reach to US$6,335,733.87.

       Texcom S.A.

       On October 5, 1999, the subsidiary Texcom S.A. became the guarantor of a loan granted to its subsidiary Colomsat S.A. by Banco del Pacifico S.A. (Colombia), which at June 30, 2003 amounted to Th.Ch.$ 566,986. The guarantee granted by Texcom S.A. is prior to the application of Law 550 of 1999, given that the loan is dated October 5, 1999, as, it is three months prior to this law. As such, Banco del Pacifico will not be able to directly require payment from the guarantor, Texcom S.A., and will have to require this payment within the framework provided by the negotiation of the restructuring agreement and be in the alert of the outcome of the process of Colomsat S.A.

       On May 22, 1997, the subsidiary Texcom S.A. became the guarantor of a loan granted to its subsidiary Colomsat S.A. by Banco Sudameris, which at June 30, 2003 amounted to Th.Ch.$ 654,376. Banco Sudameris filed a claim against the agreement reached by Colomsat S.A. and its creditors before the Corporations Commission in Colombia. This Commission did not accept the claim, the bank should restitute the guarantee granted by Texcom S.A., which is still pending.

        Financial Restrictions :

        As a result of obtaining a credit with the Banco Santander Santiago, certain financial restrictions were established that the Consolidated Financial Statements of Chilesat Corp S.A. and Chilesat S.A. must comply with:

        Debt Ratio measured on the Consolidated Financial Statements of Chilesat Corp S.A., equal or lower than 1.0 time for quarterly periods up to the total payment of the debt.

        Keep a net tangible Net Worth plus minority interest measured on the Consolidated Financial Statements of Chilesat Corp S.A. equal to or higher than 2 million Unidades de Fomento, for quarterly periods up to the total extinction of the debt.

        EBITDA ratio on net financial expenses, measured on the Consolidated Financial Expenses of the affiliate Chilesat S.A., greater or equal to 2.5 times.

        EBITDA measured on the Consolidated Financial Statements of the affiliate Chilesat S.A. equal to or greater than 50% increasing every quarter up to 80% of the credit obtained by Chilesat Corp

S.A. with the Banco Santander Santiago, measured as from June 30, 2003 up to the extinction of the debt.

       The financial indices described above were met completely at June 30, 2003.

b)     Lawsuits

       In September 2000, Guyana Telephone & Company Co., Ltd. (GT&T) filed a claim against Melbourne International Communications Ltd. (MICL), Wajay Investment Inc. (Wajay), NACS Communications Inc. (Texcom USA) and Chilesat S.A. before the courts of Florida, United States. In 2002, said court pronounced a verdict releasing Texcom USA and convicting the other three defendant parties, among them Chilesat S.A. Said verdict was appealed at the State Court of Appeals of Circuit No. 11 of the United States which, definitively, convicted the defendants. With respect to Chilesat S.A., the verdict ordered the payment of a total approximate amount of US$3,300,000.

       Notwithstanding the above, should GT&T attempt to execute the verdict with respect to Chilesat S.A. the latter considers that the verdict would not be opposable thereto, both due to the lack of jurisdiction, in its opinion, of the Courts of the United States, as well as the fact of lack of information about having been legally summoned in the trial.

       On June 10, 2003, the affiliate Chilesat S.A. was notified of a claim filed before the State Court of the city of New York by the Ministry of Mail and Telecommunications of Cambodia against AT&T Corp, Globus S.A. and Chilesat S.A. By virtue of this demand, the Ministry of Mail and Telecommunications of Cambodia claims, from all the defendants as a whole, the payment of the amount of 8 million dollars, plus interest and costs of attorneys, due to the assumed default of the accounting taxes charged by Cambodia for the traffic of calls terminated in said country and that would not have been declared.

       On June 17, 2003, the Company requested to the first Civil Court of Santiago, cause Roll No. E499-2003 on the international exchort, the annulment of the notice of claim as it had a series of defects that alter the ceremonial aspects of the procedure and the valid summons of Chilesat S.A. The resolution to this request is pending by said court.

       Notwithstanding the above, with respect to the prior claim, the Company disavows any responsibility.

       The filial Chilesat S.A. is part of labor trials in relation to which the administration estimates that they will not have a significant financial effect.

Note 24 - Domestic and Foreign Currency
Assets


                                                                             Amount            Amount
                                                                              2003              2002
                  Items                      Currency                        Th.Ch.$           Th.Ch.$

Total current assets                                                         16,519,231         20,200,769

Cash                                     Non-adjustable Ch.$                    131,005            365,272
                                         US dollars                             134,813            462,533
                                         Other currencies                        12,228              4,368

Time deposits                            Non-adjustable Ch.$                  2,710,539          5,655,338
                                         US dollars                             618,796            368,686

Marketable securities                    Non-adjustable Ch.$                    151,758          1,356,159

Accounts receivable                      Non-adjustable Ch.$                  6,292,002          5,012,846
                                         US dollars                             613,625            713,515

Notes receivable                                                                      -            200,394
                                         Non-adjustable Ch.$                    195,337                  -

Sundry debtors                           Non-adjustable Ch.$                  1,088,837          1,251,196
                                         US dollars                              59,770              3,420
                                         Other currencies                        11,056             39,307

Notes and accounts receivable from       Adjustable Ch.$                              -            954,875
  related companies                      Non-adjustable Ch.$                          -             53,238
                                         US dollars                             249,898          1,629,869

Recoverable taxes                        Non-adjustable Ch.$                    677,200            658,932
                                         Other currencies                       135,668             91,372

Prepaid expenses                         Adjustable Ch.$                        284,128            206,887
                                         Non-adjustable Ch.$                    867,375            362,815
                                         US dollars                              48,305             46,436
                                         Other currencies                        12,077             16,747

Other current assets                     Adjustable Ch.$                         75,997             36,445
                                         Non-adjustable Ch.$                  2,148,817            710,119

Net Property, Plant and Equipment                                            69,244,595         76,434,706

Land                                     Non-adjustable Ch.$                    344,921            444,112
                                         US dollars                             208,207            151,551

Building and infrastructure              Non-adjustable Ch.$                 31,131,182         33,312,815
                                         US dollars                             457,123            575,591

Machinery and equipment                  Non-adjustable Ch.$                 22,269,657         24,378,057
                                         US dollars                             266,460            690,520

Other fixed assets                       Non-adjustable Ch.$                 14,474,726         16,582,436
                                         US dollars                              92,319            299,624

Total other assets                                                              707,918            777,787

Investments in related companies         Non-adjustable Ch.$                          -                 71

Investments in other companies           Adjustable Ch.$                            305                304

Goodwill                                 Non-adjustable Ch.$                    446,473            118,609
                                         US dollars                               3,586             10,985

Notes and accounts receivable from       Adjustable Ch.$                              -            436,046
  related companies, long-term           US dollars                             169,826             86,710



                                                                             Amount            Amount
                                                                              2003              2002
                  Items                      Currency                        Th.Ch.$           Th.Ch.$

Other assets                             Adjustable Ch.$                         39,991             11,816
                                         Non-adjustable Ch.$                      3,485             16,911
                                         US dollars                              44,252             96,335




                                         Non-adjustable Ch.$                 82,933,314         90,278,926
                                         US dollars                           2,966,980          5,135,775
                                         Other currencies                       171,029            151,794
                                         Adjustable Ch.$                        400,421          1,846,767



Current Liabilities

 Item              Currency                        Up to 90 days                      Between 90 days and 1 period
                                           2003                        2002                 2003                   2002
                                      annual average              annual average       annual average         annual average
                                       interest rate              interest rate         interest rate          interest rate
                                     Amount                     Amount             Amount                Amount
                                     Th.Ch.$         %          Th.Ch.$  %        Th.Ch.$       %       Th.Ch.$          %


Due to banks and
financial          US dollars             1,590    12.00%       3,437   12.00%             -           -         -            -
Institutions,
short-term

Due to banks and                                      Tab
financial          Adjustable Ch.$      215,537    180+3%           -       -              -          -          -            -
Institutions,
long-term          Adjustable Ch.$            -        -            -       -        195,954   Tab 90+2%   198,129     Tab 90+2%
                   Adjustable Ch.$            -        -            -       -        428,729  Tab 180+2%   427,921    Tab 180+2%
                   Adjustable Ch.$        5,417     6.90%           -       -         16,998       6.90%         -            -
                   US dollars             4,758    10.38%       4,166   10.38%             -          -          -            -

Long-term
obligations with
maturities within
one period

        - Leasing  Adjustable Ch.$      190,269     8.12%     167,104    9.13%       871,903       8.62  1,034,431        8.89%
        - Leasing  Non-adjustable Ch.$        -        -       12,869    8.00%             -         -      31,756        8.00%
        - Leasing  US dollars            577,146    8.20%   1,053,443   11.36%     1,803,899       8.20% 3,082,345       11.48%
        - Leasing
          and p. note
(supplier)         Adjustable Ch.$        6,386     5.26%           -       -        219,871       5.26%         -            -
                   Non-adjustable Ch.$   25,160    12.00%           -       -         23,915      12.00%         -            -
                   Non-adjustable Ch.$  114,619        -            -       -         71,837          -          -            -
        - Customs  US dollars                 -        -      246,472       -         91,180          -          -            -
          duties
                                                                                                 Libor
        - Supplier US dollars                 -        -            -       -      2,053,682   180+1.75% 2,012,894 Libor180+1.75%

Accounts payable   Adjustable Ch.$       58,924    -          156,446       -         68,910          -    255,950           -
                   Non-adjustable Ch.$5,698,169    -        4,497,169       -         22,698          -    522,034           -
                   US dollars         5,727,570    -        7,001,031       -      2,112,011               986,103           -
                   Other currencies      82,239    -           97,358       -              -          -          -           -

Notes payable      Adjustable Ch.$        6,356    -          114,992       -              -          -     50,071           -
                   Non-adjustable Ch.$   28,138    -                -       -              -          -          -           -
                   US dollars           111,609    -            1,266       -              -          -          -           -
                   Other currencies       1,354    -                -       -              -          -          -           -

Sundry creditors   Adjustable Ch.$            -    -                -       -              -          -        697           -
                   Non-adjustable Ch.$  508,807    -          338,474       -            758          -        789           -

Notes and accounts Non-adjustable
payable to         Ch.$                       -    -                -       -          5,735          -          -           -
related companies  US dollars                 -    -                -       -        471,209          -     52,437           -

Withholdings       Non-adjustable
payable            Ch.$                       -    -          206,478       -        365,461          -    123,173           -
                   US dollars                 -    -          527,867       -        796,584             1,776,762           -
                   Other currencies      66,182    -           49,088       -              -          -          -           -

Retentions         Non-adjustable Ch.$  338,149    -          144,790       -              -          -          -           -
                   US dollars             7,419    -            2,688       -              -          -          -           -
                   Other currencies       8,049    -            7,039       -              -          -          -           -

Income taxes       Non-adjustable Ch.$        -    -                -       -          1,569          -      3,162           -

Deferred revenue   Non-adjustable Ch.$   322,490   -          337,863       -        874,359          -    839,665           -

Other current
liabilities        US dollars                  -    -          62,354       -              -          -          -           -


                   US dollars          6,430,092            8,902,724              7,328,565            8,910,541
                   Other currencies      157,824              153,485                      -                    -
                   Adjustable Ch.$       482,889              438,542              1,802,365            1,967,199
                   Non-adjustable Ch.$ 7,035,532            5,537,643              1,366,332            1,520,579




Long-term Liabilities
2003

                                                                                                                   More than
    Item               Currency            1 to 3 periods          3 to 5 periods            5 to 10 periods      10 periods
                                                     Annual                    Annual                    Annual            Annual
                                         Amount      average       Amount      average       Amount     average            average
                                         Th.Ch. $  interest rate   Th.Ch. $  interest rate    Th.Ch. $   interest Amount   interest
                                                                                                          rate     Th.Ch.$   rate

Due to bank and financial US dollars          10,113        9.61%   109,898   10.85%       28,401        8.50%     207,071    8.50%
  institutions, long term US dollars               -           -          -       -             -           -    1,447,317      -
                          Adjustable Ch.$ 11,267,954 Tab 180 + 3%         -       -             -           -         -         -
                          Adjustable Ch.$    386,595  Tab 90 + 2%         -       -             -           -         -         -
                          Adjustable Ch.$    850,657 Tab 180 + 2%         -       -             -           -         -         -
                          Adjustable Ch.$     50,012        6.90%    57,434    6.90%      184,212        6.90%     145,646    6.90%

Long-term notes payable
        - Leasing         Adjustable Ch.$    851,283        8.92%   361,385    8.76%    1,206,167        8.76%   2,729,852    8.69%
        - Leasing         US dollars       1,743,020        8.20%         -       -             -           -         -         -
        - Notes           Adjustable Ch.$     30,335        6.00%   273,011    6.00%            -           -         -         -
                          Non-adjustable
                          Ch.$                39,909       12.00%         -       -             -           -         -         -
        - Customs rights  US dollars         293,710           -      7,187       -             -           -         -         -
                                                           Libor
        - Suppliers       US dollars         713,102    180+1.75%         -       -             -           -         -         -

Accrued liabilities
long-term                 US dollars         501,497           -          -       -             -           -         -         -

Others long-term          Non-adjustable
liabilities               Ch.$             2,744,994           -  1,071,502       -       206,935           -      503,022      -
                          US dollars          88,987           -          -       -             -           -         -         -


                          US dollars       3,350,429                117,085                28,401                1,654,388
                          Adjustable Ch.$ 13,436,836                691,830             1,390,379                2,875,498
                          Non-adjustable
                          Ch.$             2,784,903              1,071,502               206,935                  503,022



Long-term Liabilities
2002


                                                                                                                More than 10
                                                                                             5 to 10              periods
          Item               Currency          1 to 3 periods         3 to 5 periods         periods                     Annual
                                                         Annual                  Annual              Annual              average
                                             Amount      average     Amount     average   Amount     average  Amount    interest
                                            Th.Ch. $  interest rate  Th.Ch. $  interest   Th.Ch. $  interest  Th.Ch. $    rate
                                                                                 rate                 rate


Due to bank and financial  US dollars          10,301        9.26%    114,374   9.26%     28,929  9.26%        214,517    9.26%
  institutions, long term  US dollars               -            -          -       -          -      -      1,497,973       -
                           Adjustable Ch.$    578,797    Tab 90+2%          -       -          -      -              -       -
                           Adjustable Ch.$    1273575   Tab 180+2%          -       -          -      -              -       -

Long-term notes payable
        - Leasing          Adjustable Ch.$  1,362,881        8.88%    747,929   8.68%  2,518,675      -      2,379,706    8.68%
        - Leasing          US dollars       3,260,644       11.51%          -       -          -      -              -       -
        - Customs rights   US dollars         348,039            -          -       -          -      -              -       -
        - Suppliers        US dollars         726,374    Libor              -       -          -      -              -       -
                                                         180+1.75

Accrued liabilities        Non-adjustable
long-term                  Ch.$             1,289,249            -          -       -          -      -              -       -
                           US dollars         417,024            -          -       -          -      -              -       -

Others long-term           Non-adjustable
liabilities                Ch.$             2,863,031            -  1,830,186       -    317,952      -        549,115       -
                           US dollars               -            -     18,584   1.00%          -      -         90,646       -
                           US dollars       4,762,382                 132,958             28,929             1,803,136
                           Adjustable Ch.$  3,215,253                 747,929          2,518,675             2,379,705
                           Non-adjustable
                             Ch.$           4,152,280               1,830,186            317,952               549,115



Note 25 - Sanctions

During the period ended June 30, 2003, the Parent Company and its subsidiary, its directors and managers were not subject to any sanction by the Superintendency of Securities and Insurance or any other administrative authorities.

Note 26 - Subsequent Events

Between June 30, 2003 and the date of issue of these financial statements, no events of a financial nature or others have occurred, that may significantly the balances or interpretation of these financial statements.


Note 27 - Environment

For the nature of the industry, the Main Society and their branches are not affected by situations that could affect direct or indirectly to the protection of the environment and therefore they don't exist payments that are committed for these effects to future.


Note 28 - Deposits to term

The composition of this item to the closing of every period is the following one:

Bank or Institution financial                        Country                     2003                    2002
                                                                                Th.Ch.$                Th.Ch.$

Banco Security                            Chile                                1,093,384                     --
Banco Santander                           Chile                                       --              3,116,805
Banco de Chile                            Chile                                1,617,155              2,538,533
Citibank N.Y.                             EE.UU.                                 618,796                367,308
Bank of America NA                        EE.UU.                                      --                  1,378
Total                                                                          3,329,335              6,024,024

                      CHILESAT CORP S.A. AND SUBSIDIARIES

                                RELEVANT EVENTS



The essential or relevant facts informed to the Securities and Insurance Commission of Chile, in the period comprised between January 1 and June 30, 2003, are the following:

1.- Through letter dated March 31, 2003, the Company informed the following:

Motivated by the decision of focusing the investment of the resources on the development of the company's main operations and giving priority to the corporate services, the Board of Directors, at a meeting held on March 28, 2003, agreed to discontinue the operations carried out in the market of the United States through the affiliate NACS Communications Corporation (Texcom
USA), which has offices in the city of Miami, Florida.

Texcom USA offers prepayment card services in the States of Florida, California, and New Jersey and 'Equal Access' services (international long distance) in the State of Florida.

On its part, the negative evolution of the market in which Texcom USA operates has resulted in a significant increase of the investment plan foreseen for this operation as well as a reduction in the margins for the years 2003 and following, which is incompatible with the new priority scale of the essential projects for the Company's business and growth strategy.

2.- Through letter dated June 30, 2003, the Company informed the following:

As it was informed as an Essential Fact on March 31, 2003, and according to the decision to discontinue its operations on the US market, NACS Communications, Inc. (d/b/a Texcom USA), a Texcom S.A. subsidiary, which has offices in Miami, Florida, has filed a Chapter VII proceeding. The efects of this decision on the financial statements of Chilesat Corp S.A. are the ones anticipated as "subsequent events" on the consolidated results for the fourth quarter of 2002 filed on March 31, 2003, which does not represent any aditional effect.

                     CHILESAT CORP. S.A. AND SUBSIDIARIES
                          (FORMERLY TELEX CHILE S.A.)
   A COMPARATIVE ANALYSIS OF THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS
                              AS OF JUNE 30 2003

I.- EXECUTIVE REPORT

PROFITS AND LOSSES FOR THE PERIOD

Chilesat Corp. S.A.
Chilesat Corp S.A. is the holding company of Chilesat S.A. and of Texcom S.A.; the latter including the participation in companies abroad. The results of the Chilesat Corp. for June 2003 showed that there was an improvement of 4% compared to the same period in 2002, when it reduced the loss of 6.150 million pesos to 5,906 million pesos. On the other hand, the EBITDA reached 1,174 million pesos in June 2003 which, compared to the 3,103 million pesos for the same period previously, represents a drop of 62%, which to a large extent was caused by the closure of the subsidiary Texcom USA in the USA. As a matter of fact, the EBITDA of the Chilean operations, and which represent to a larger degree the Company's Core Business, increased by 1% and reached 3,793 million pesos.

During the first six months of this year, there were certain non-recurring events coming from Texcom USA's operations and the closure of this subsidiary which will not be repeated in future years. So, the EBITDA of Chilesat Corp. were affected negatively by 1,268 million pesos as a result of Texcom USA's operations (1,053 million pesos) and writing off acconts receivable that Net Chile had with the subsidiary Texcom USA (215 million pesos). On the other hand, there are certain non-recurring effects that affected the Non-Trading Results and which, in their majority, are related to the write-off of the accounts receivable that Chilesat Corp. and its Subsidiaries had with Texcom USA (6,004 million pesos), payments to Advisers abroad, Final Settlement Receipts and Write-offs of Fixed Assets (647 million pesos), which were offest by the reversal of Texcom USA's negative equity (6,709 million pesos); all of which was the result of the closing of this subsidiary.

The net profits of Chilesat S.A. and its Subsidiaries, which provide long distance services of added value to people and companies and private network services to large corporations and companies, showed a 20% improvement in comparison to the first six months of the previous year. This was despite the fact that it was operating in a market that was still bent on a negative trend.

On the other hand, revenue coming from the domestic long distance market increased by 3% during the period (217 million pesos) in spite of the fact that traffic dropped by 5.5%. In the case of international long distance traffic and despite a reduction in market levels, traffic underwent an increase of 6.2% which, together with a price reduction of 8.6% (due to market circumstances), resulted in a decrease of 6% in revenue generated by this service. On the other hand, revenue for traffic terminating in Chile from foreign operators increased by 118%. Finally, the income generated by added value services grew by 60% during the period and that coming from the hiring out of our transmission capacities showed an increase of 21%. All in all, revenue from Chilesat S.A. and its Subsidiaries grew by 13%; i.e. 2,492 million pesos.

Likewise, revenue from Chilesat Servicios Empresariales underwent an increase of 11%, thus responding promptly to the new strategy put into practice by the Company : offering private networks to large corporations and companies.

This is how Chilesat Corp S.A.'s consolidated trading revenue for the January-June 2003 period amounted to 22,524 million pesos, which compares favorably with the 21,689 million pesos for the same period in 2002.

In contrast to the positive evolution regarding revenue, Chilesat Corp S.A. and its Subsidiaries' trading costs saw un upturn of 7% as a result of greater access charges associated with an increase in traffic from the corporate segment which is generated in normal hours and due to an increase in traffic with international operators as well as value added services. To this is added an increase in correspondents' charges for greater outbound international traffic. In addition to the previously mentioned effects, administration and sales expenses recorded an increase of 12%, partly associated with the implementation of the Company's new business strategy, which has strengthened and reinforced the commercial and technical teams in the subsidiary Servicios Empresariales, generating greater personnel costs which has meant a noticeable increase in management and quality of services offered to companies and corporations.

On the other hand, Chilesat's commercial strategy has focused on strengthening the Company's products, specially those of added value and Internet access. Also, work has been focused on making the multicarrier's present customer base more profitable, as well as positioning its 171 entry code closer to people and companies and at the same time implementing a necessary change in corporate image. This explains the increase in publicity expenses in the region of 71%.

"As a result of the performance of the subsidiaries abroad, specially the closure of Texcom USA, Chilesat Corp. and its Subsidiaries' trading results reflect a downward swing of 1,384 million pesos, compared to the figure recorded in 2002. As a matter of fact, the market in which Texcom USA was operating underwent a significant drop in its margins and this is the reason why this subsidiary had greater trading losses amounting to 1,098 million pesos accumulating up to June 2003 compared with the same period in 2002. As a result of this evolution, the decision was taken to discontinue this subsidiary's operations in the United States from April 2003 onward, so it will not have any material affect on Chilesat Corp.'s trading results in the future.

Chilesat Corp. and its Subsidiaries' consolidated non-trading results as of June 2003 improved by 1,470 million pesos (48%) compared to the same period in 2002. This was due, mainly, to less financial expenses amounting to 1,499 million pesos. To this is added the 6,709 million pesos for the reversal in negative equity of Texcom USA and a better exchange rate amounting to 1,071 million pesos, which was offset by the write-off of Texcom USA's accounts receivable amounting to 6,004 million pesos and payments to Advisers abroad, Final Settlement Receipts and the Writing off of fixed assets (647 million pesos) that are related to the closure of this subsidiary and different studies and man hours related to analyze the strategic opportunities for alliances and/or acquisitions that arose on the domestic as well as the international market over the last six months. The company feels it is necessary to continue with these studies in the future.

Chilesat S.A.

The subsidiary Chilesat S.A., during the first six months of 2003, furnished a total of 81% of the consolidated income of its parent company Chilesat Corp., an amount that reached the sum of 18,202 million pesos.

This subsidiary's revenue (furnished to the parent company), rose by 14% when compared to the same period in 2002. This was due, mainly, to greater income from International Traffic (1,721 million pesos) obtained from the increase in traffic with Telecom Argentina and Telia. To the foregoing is added the greater revenue amounting to more than 708 million pesos in Equipment Hire, Value Added Services.

Chilesat Servicios Empresariales S.A.

During 2003, Chilesat Servicios Empresariales furnished to the parent company (Chilesat S.A.) 2,885 million pesos which represented an increase of 11% and which was due to greater efficiency achieved as a result of the reorganization that this subsidiary underwent and which enabled long term contracts with customers to be closed as well as the intensive use of network and long distance products. As a way in which to improve cover, the sales force was strengthened and the corporate market was segmented in order to make it more efficient when attending to customers.

Texcom S.A.

Through the holding company Texcom S.A., foreign markets are reached. This subsidiary furnished income to the tune of 1,273 million pesos, which represented a drop in its revenue of 58% compared to June 2002. This drop was due, mainly, to the closure of Texcom USA in April 2003 as a result of a negative trend in the market in which it was operating and which had an influence on a reduction of its margins for 2003. That situation was reported in the essential facts of March 31 and May 2, 2003.

CORPORATE INFORMATION

The Company's Strategic Plan
The Company's Strategic Plan is focused on increasing its market share in the corporate segment, with the introduction of advanced communication services in the Corporate, Large Companies and Medium and Small Companies markets with the delivery of added value services for voice and data as well as the introduction of Local Telephone Services through IP. Together with the foregoing, and as a part of its overall strategy, there will be the consolidation of the participation of the Chilesat Group within the long distance and value added services segment in the People and Companies markets. Implementing this Corporate Strategy is based on a selective investments plan for the coming years. Furthermore, the Company is permanently analyzing opportunities for penetrating new markets through mergers, acquisitions and/or strategic alliances at both a domestic as well as an international level.

The Chilesat Holding
Chilesat Corp. S.A. is the parent company of the Chilesat group which has such subsidiaries as: Chilesat S.A. And Texcom S.A; the latter including participation in companies overseas.

Subsidiary Companies
Chilesat S.A. is a company operating international and domestic long distance services, Internet connected services and value added services (call cards, chat, etc), mainly oriented toward the people market segment.

As regards Multicarrier Services, the efficiency of its telesales platform improved with the introduction of its own Call Center with cutting-edge technology that seeks to improve the productivity of its telesales. This was how the number of fixed charge contracts was able to be increased during the first six months of 2003 (by 69%), compared to the same period in 2002.

Regarding value added services, it should be highlighted that there was an increase in mobile collect call products, mobile control and other pre-paid products for voice and internet traffic. Due to this, value added services increased their revenue by 60% in comparison to the same six-month period in 2002.

Chilesat Servicios Empresariales is a company that consolidates directly with Chilesat S.A., delivering advanced services to company customers, prominent among which are : a) Data Administration, which means providing high technology data network services, satellite services and dedicated internet access; b) Voice Connections which also includes IP and Private Telephone Services, value added services to companies and public telephones, and c) Advanced Services, by means of which internet data centers, hosting and monitoring services are provided.

Throughout 2002 and 2003, the purchase of equipment materialized that was necessary for maintaining a level of rapid and efficient response to our customers and to the new demands of potential companies wishing to use Chilesat SS.EE's services. The most important investments made were : IP Telephone Services (1,196 million pesos), Fixed Assets in Leasing (651 million pesos), the Santiago to La Serena Fiber Optic (385 million pesos) and Upgrading the NAP Platform (203 million pesos).

As a part of the Corporate Strategy, the SUBTEL authorized the Public Phone Concession (December 2002) to the subsidiary Chilesat Servicios Empresariales. This new business line entered operations during the first quarter of 2003 and it will enable IP phone services to be offered to company customers of Chilesat SS.EE.

The Shareholders
It should be pointed out that the company now has new controllers, which are :
GE Capital and the Investment Fund of Southern Cross Latin America Private Equity Fund L.P., who possess altogether through the companies Redes Opticas S.A., Redes Opticas (Cayman) Corp. and other companies, 89.87% of the ownership.

Financing

During the first quarter of 2003 (in February), the Banco Santander granted a loan of US$ 15 million to Chilesat Corp. S.A. which will be used to finance part of the Company's Investment Plan over the next few years. This loan accrues six-monthly interest and it matures in February 2005.

II.- PROFIT AND LOSS STATEMENT

1) TRADING INCOME

Chilesat Corp.'s consolidated trading income for the January-June 2003 period amounted to 22,524 million pesos, which compared favorably with the 21,689 million pesos for the same period in 2002 and which represents an increase of 4% due, mainly, to greater International Business income as a result of greater traffic with Telia and Telecom Argentina. To the foregoing is added the improved management of the subsidiary Servicios Empresariales, as well as greater income on the hire of value added services and means. For 2003, the main contribution comes from the subsidiary Chilesat S.A. (individually), which will furnish 81% of the parent company's total revenue (including any consolidation adjustments).

DOMESTIC SUBSIDIARIES' OPERATIONS

MULTICARRIERS
This business line has maintained a relevant percentage of the long distance market. Income from this business accounts for 48% of the company's consolidated total. During the period examined (June 2003 - June 2002), the industry in general has been going through a slump in both international and domestic long distance traffic, which has meant a drop of 5.5% in domestic traffic for the Company. On the other hand, international long distance traffic grew by 6.3%. To the foregoing is added an 8.6% drop of Chilesat's average international long distance tariff which was partially offset by a rise in 12,5% of the average domestic tariff.

Average revenue per customer (contracted) in the Multicarrier business in the people segment dropped by 15%. However, to offset this effect, average income from company customers rose by 9% as of June 2003. This was due, mainly, to an increase generated in the new customer corporate product segment .

CORPORATE SERVICES
Chilesat Servicios Empresariales S.A., with its data, voice and imaging transmission products using private and virtual networks offers solutions to leading companies and corporations in our country. Its portfolio of customers as June 2003 dropped by 2% compared to 2002 as a resulting of purging the portfolio. The revenue generated by this business reached 2,885 million pesos as of June 2003 (furnished to the parent company Chilesat Corp.), a figure that compares favorably with the 2,593 million pesos obtained during the same period in 2002 (also furnished to the parent company Chilesat Corp.).

FOREIGN SUBSIDIARIES' OPERATIONS
Through the subsidiary Texcom S.A., foreign markets are reached, with business focusing mainly on Prepaid Card, Long Distance and Internet services.

Texcom S.A. Furnished less revenue to the parent company Chilesat Corp., amounting to 1,776 million pesos, which was due, mainly, to the closing of the subsidiary Texcom USA in 2003.

Another of Texcom S.A.'s subsidiaries is Perusat, which furnished 50% of all revenue to its parent company. Income as of June 2003 amounted to 632 million pesos in comparison to the 737 million pesos for the same period in 2002, thus representing a downturn of 14%.

Perusat's products that relatively furnished more as of June 2003 were Domestic and International Long Distance traffic, followed by inbound traffic and prepaid cards.

Summarizing, the revenue coming from Chilesat Corp. S.A. accounted for 22,524 million pesos as of June 2003, which was equal to a 4% increase compared to the same period in 2002; mainly due to greater revenue from Correspondents (1,721 million pesos) due to higher volumes of traffic with Telecom Argentina and Telia as well as greater revenue from the hire of equipment (380 million pesos), corporate services (292 million pesos) and value added services (327 million pesos). 94% of all revenue was generated by the Chilean subsidiaries and the remainder by subsidiaries abroad (6%).

2) OPERATIONAL COSTS

As of June 2003, total operational costs rose by 7% (from 16,032 to 17,204 million pesos), principally because of higher correspondents costs for inbound and outbound traffic and a growth in corporate traffic that is generated in normal hours.

3) TRADING RESULT

As of June 30 2003, trading results showed a drop of 1,384 million pesos compared to what had been recorded in 2002. This was due both to an increase in operating costs (1,172 million pesos) because of higher access charges (706 million pesos) and correspondents (1,287 million pesos), as well as an increase in administration and sales costs (1,048 million pesos) ascribed to higher publicity expenditure (325 million pesos) and personnel expenses (659 million pesos). This as partially offset by an increase of 836 million pesos in trading revenue due, fundamentally, to higher income from Correspondents (1,721 million pesos), the hire of equipment (380 million pesos), corporate services (292 million pesos) and value added services (327 million pesos).

It is worth mentioning that during the first half of this year, there were no recurring effects from the Texcom USA operation when this subsidiary closed its doors, so this will not be repeated in future balance sheets. So, the Trading Results of Chilesat Corp. were negatively affected by 1,384 million pesos as a result of the operations of Texcom USA (1,098 million pesos) and by writing off accounts receivable that Net Chile was holding with the subsidiary Texcom USA (215 million pesos).

In spite of the improvement in income and as a result of the performance of the subsidiaries abroad, specially in the USA, Chilesat Corp. S.A. and its Subsidiaries' trading results reflected a drop of 1,384 million pesos when compared to 2002 as a result of Texcom S.A. posting a trading loss of 1,300 million pesos.

4) NON-TRADING RESULTS

Non-trading results as of June 2003 improved by 1,470 million pesos, which meant an increase of 48% if it is compared to the same period in 2002. This was due, mainly, to less financial expenses (1,499 million pesos), higher non-trading income generated by the reversal of the negative equity of Texcom USA (6,709 million pesos) and a better rate of exchange (1,071 million pesos); which was offset by the writing off of accounts receivable from Texcom USA amounting to 6,004 million pesos and payments to Advisers abroad, Final Settlement Receipts and Write-offs of Fixed Assets (647 million pesos) that are all related to the closure of this subsidiary.

5) NET LOSSES

During the first six months of 2003, the Company recorded losses amounting to 5,906 million pesos; 244 million pesos less than in 2002, the year in which losses amounted to 6,150 million pesos. This was due fundamentally to a drop in non-trading losses generated mainly by less financial expenses, higher non-trading income because of the reversal of Texcom USA's negative equity and better results from an improved rate of exchange which was partially offset by a writing off of accounts receivable from Texcom USA.

III.- GENERAL CONSOLIDATED BALANCE SHEET

The main items in the assets and liabilities as of June 30 2003 and 2002 are shown as follows:

ASSETS
                                2003 Thousand Pesos      2002 Thousand Pesos

Current Assets                     16,519,231                20,200,769
Net Fixed Assets                   69,244,595                76,434,706
Other Assets                          707,918                   777,787
TOTAL ASSETS                       86,471,744                97,413,262


LIABILITIES

Current Liabilities                24,132,390                27,430,713
Long Term Liabilities              28,111,208                22,438,500
Minority Interests                     40,336                   218,752
Equity                             34,187,810                47,325,297
TOTAL LIABILITIES                  86,471,744                97,413,262

As of June 30 2003, the Company's consolidated assets dropped 10,942 million pesos compared to the 2002 period. This variance was due, mainly, to a reduction in Fixed Assets amounting to

7,190 million pesos (an increase in accumulated depreciation) and Current Assets amounting to 3,682 million pesos (due to less term deposits, Negotiable Securities and Documents and Accounts Receivable from Related Companies).

The variance in current assets was due, principally, to a drop in term deposits (2,695 million pesos) and less bills and accounts receivable from related companies (2,388 million pesos) because of reductions in Chilexpress (726 million pesos), MICL (459 million pesos) and Telecomunicaciones de Chile S.A. (272 million pesos), that were all partially offset by an increase in current assets (1,478 million pesos) due to an increase in purchasing operations with a buy-back agreement amounting to 1,378 million pesos.

As of June 30 2003, the Fixed Assets dropped by 7,190 million pesos compared to the previous period as a result, mainly, of an accumulated depreciation (9,573 million pesos) which was partially offset by an increase in the machinery and equipment business (2,735 million pesos) because of customer projects, projects and leasing from Huawei, the backbone project and the incorporation of Supartner.

The reduction of 3,298 million pesos in current liabilities occurred due to less provisions amounting to 1,455 million pesos, (due to a drop in current accounts with related companies (980 million pesos) and less external advisory (484 million pesos), less long term obligations maturing within one year and amounting to 1,591 million pesos (due to a drop in the leasing debt with IBM) and less accounts payable (746 million pesos).

The increase in Long Term Liabilities amounting to 5,673 million pesos was due, basically, to the obtaining of a credit line of MMUS$ 15 granted by the Banco Santander and which will be used for implementing an investment plan associated with the new corporate strategy that will generate an increase in obligations with banks and financial institutions (11,027 million pesos) that was partially offset by less long term bills payable (3,095 million pesos), less leasing debts with IBM and Telecomunicaciones de Chile, less long term provisions (1,205 million pesos) as a result of less negative equity with related companies and less long term and other liabilities (1.054 million pesos) due to a drop in income perceived beforehand from Telesat, Smartcom and CTC Mundo).

The 13,137 million pesos drop in Equity was due, principally, to an increase in accumulated losses (13,714 million pesos).

IV.-   FINANCIAL INDICATORS

The main financial indicators and other important items relating to the financial statements as of June 30 2003 and 2002, are shown hereafter :

      2003 Thousand Pesos                             2002 Thousand Pesos


IV.1  Current Liquidity                                    0.68    0.74
IV.2  Acid Ratio                                           0.68    0.74

                                      9
IV.3  Debt Service Ratio                                   1.53    1.05
IV.4  Proportion of Short Term Debt
      to Total Debt                                      46.19%    55.01%
IV.5  Proportion of Long Term Debt
      to Total Debt                                      53.81%    44.99%
IV.6  Total Assets                             Th pesos 86,471,744  Th pesos 97,413,262
IV.7  Trading Income                           Th pesos 22,524,475  Th pesos 21,688,842
IV.8  Proportion of Trading Costs
      to Total Costs                                     63.72%    64.70%
IV.9  Proportion of Adm. and Sales Expenses
      to Total Expenses                                  36.28%    35.30%
IV.10 Financial expense cover                            (4.80)    (1.41)
IV.11 Trading Results                          Th pesos(4,474,003) Th pesos(3,090,097)
IV.12 Financial Expenses                       Th pesos(1,043,899) Th pesos(2,542,826)
IV.13 Non-trading Results                      Th pesos(1,578,366) Th pesos(3,047,901)
IV.14 R.A.I.I.D.A.I.E.                         Th pesos 639,358    Th pesos 2,597,937
IV.15 Results after Tax                        Th pesos(5,905,647) Th pesos(6,149,629)
IV.16 EBITDA Chilesat Corp (Consolidated Group)Th pesos1,173,825   Th pesos 3,103,012
      EBITDA Chilesat S.A and Subsidiaries     Th pesos3,792,727   Th pesos 3,752,959


AN ANALYSIS OF IMPORTANT RATIOS AND ITEMS

IV.1   CURRENT LIQUIDITY                                   0.68    0.74

This indicator went down basically because of less term deposits, negotiable securities and less accounts receivable from related companies.

a) INCREASES AND DECREASES IN CURRENT ASSETS

SALES DEBTORS

This item showed an increase of 1,179 million pesos because of an increase in domestic customers mainly and amounting to 1,042,641 thousand pesos.

SUNDRY DEBTORS

This item dropped by 134,260 thousand pesos due to less revenue amounting to 130,353 thousand pesos.

BILLS AND ACCOUNTS RECEIVABLE FROM RELATED COMPANIES

The negative variation of this item amounting to 2,388,084 thousand pesos was due mainly to a reduction in accounts receivable from Colomsat (921 million pesos), Chilexpress (726 million pesos), MICL (459 million pesos) and Telecomunicaciones de Chile (272 million pesos).

OTHER CURRENT ASSETS

The increase in this item amounting to 1,478,250 thousand pesos was mainly due to an increase in purchasing operations with a buy-back agreement of 1,378 million pesos mainly with the Banco Estado.

b) INCREASES AND DECREASES IN CURRENT LIABILITIES

PROVISIONS

The drop in provisions of 1,455 million pesos was due to a downturn in current accounts with related companies (980 million pesos) and less external advisory services (484 million pesos).

LONG TERM OBLIGATIONS EXPIRING WITHIN ONE YEAR

The drop in long term obligations expiring within one year and amounting to 1,591,447 thousand pesos was due mainly to less leasing debts with IBM (1,136 million pesos) and for the payment of Leasing to IBM (506 million pesos).

IV.2   ACID RATIO                                              0.68     0.74

This indicator is the same as that mentioned in the previous point IV.1 because the Company and its subsidiaries were not holding any stock.

IV.3   DEBT SERVICE RATIO                                      1.53     1.05

This indicator rose when compared to the previous period mainly for two reasons : a drop in equity as a result of greater accumulated losses and an increase in liabilities as a result of obtaining a credit line from the Banco Santander worth MMUS$ 15.

IV.4   PROPORTION OF SHORT TERM DEBT TO TOTAL DEBT            46.19%   55.01%

The breakdown of the items that explain the increase of this indicator are described in point IV.1.b.

IV.5   PROPORTION OF LONG TERM DEBT TO TOTAL DEBT             53.81%   44.99%

Long Term Liabilities underwent an upturn of 5,672,708 thousand pesos mainly because of the granting of a credit line of MMUS$ 15 from the Banco de Santander that will be used to finance the Company's investment plan.

IV.6   TOTAL ASSETS                            Th $86,471,744  Th $97,413,262

The drop of 10,941,518 thousand pesos as of June 30 2003 compared to the previous period in 2002 is due to the same reasons explained in point III.

IV.7   TRADING INCOME                          Th $22,524,475  Th $21,688,842

Trading income rose by 835,633 thousand pesos when compared to the previous period mainly due to what was explained in point II,1.

IV.8   PROPORTION OF TRADING COSTS TO TOTAL COSTS              63.72%  64.70%

There was a reduction regarding this indicator as a result of the trading expenses undergoing less of an increase when compared to the increase that occurred in the administration and sales expenses explained in point II.2.

IV.9   PROPORTION OF ADM. AND SALES EXPENSES TO TOTAL EXPENSES 36.28%  35.30%

There was an increase in this indicator as a result of the trading expenses being less than the increase in Administration and Sales Expenses explained in point II.2 and II.3.

IV.10  FINANCIAL EXPENSES COVER                                (4.80)   (1.41)

The increase (negative) of this indicator is due mainly to less financial expenses.

IV.11  TRADING RESULTS                         Th $(4,474,003)  Th $(3,090,097)

The variance in the trading results is explained in point II.3.

IV.12  FINANCIAL EXPENSES                      Th $(1,043,899)  Th $(2,542,826)

The variance in the trading results is explained in point II.4.

IV.13  NON-TRADING RESULTS                     Th $(1,578,366)  Th $(3,047,901)

The non-trading result as of June 2003 improved by 1,470 million pesos, which means an increase of 48% if they are compared with the same period in 2002. This was due, fundamentally, to less financial expenses (1,499 million pesos), higher non-trading income generated by the reversal of the negative equity of Texcom USA (6,709 million pesos) that was offset by the writing off of accounts receivable from Texcom USA (6,004 million pesos) and because of better exchange rate conditions (1,071 million pesos).

IV.14  R.A.I.I.D.A.I.E.                        Th $ 639,358   Th $2,597,937

The drop in this indicator is the result of having less financial expenses and less depreciation

IV.15  RESULTS AFTER TAX                    Th $ (5,905,647)  Th $(6,149,629)

The variance in this result was due mainly to what was described in point
II.5.

IV.16  EBITDA Chilesat Corp (Consolidated Group)  Th $1,173,825  Th $3,103,012

This indicator is calculated as follows : Trading Result + Depreciation for the Period + Intangible Write-offs. The variance in this result is due to less trading results because of the negative results obtained by the subsidiary Texcom USA, which closed its operations during the first half of 2003. On the other hand, it is also due to higher administration and sales costs, fundamentally because of high publicity expenses during the group's corporate image makeover and the commercial sales plan as well as higher personnel expenses related with an increase in the staff of the subsidiary Servicios Empresariales which was undertaken with the aim of improving the management and services granted to companies and corporations.

It is worth mentioning that the EBITDA of Chilesat S.A. and its Subsidiaries for June 2003 and which represent the managing of the group in Chile, amounted to 3,793 million pesos, a figure that is higher than the 3,753 million pesos in 2002 and which was affected by the negative contributions abroad, mainly to Texcom USA, the subsidiary that closed its doors. Due to the large amount of resources that were being devoted to this subsidiary because of a drop in its trading margins, the Company decided to redirect the resources toward the services granted to companies.

YIELD

YIELD ON EQUITY

Defined as being the ratio between the results for the period and average equity and which amounts to -0.14.

YIELD ON ASSETS

Defined as the ratio between the results for the period and average assets and which amounts to 0.06

YIELD ON TRADING ASSETS

Defined as the ratio between the trading results for the period and average trading assets and which amounts to - 0.05. Current assets and fixed assets are considered as trading assets.

PROFIT PER SHARE

Defined as being the results for the period divided by the number of shares subscribed and paid for at the close of the corresponding period and which amounts to M - 0.01 pesos.

AN INDICATION OF THE PRINCIPAL DIFFERENCES BETWEEN THE MARKET OR FINANCIAL VALUE AND THE VALUE OF THE COMPANY'S ASSETS

As of June 30 2003, the Company and its subsidiaries did not show any significant differences that should be highlighted.

V.-    CASH FLOW

                                                  2003 Thousand   2002 Thousand
                                                      pesos           pesos

Cash flow coming from the operation's activities.    1,016,556      1,053,367
Cash flow coming from financing activities.         10,588,396      6,782,626
Cash flow coming from investment activities         (6,638,729)    (2,792,714)

A description of the variances in Cash Flow

Cash flow coming from the operation's activities

The resources generated by the operation's activities underwent a downturn compared to the previous period and amounting to 36,811 thousand pesos due, basically, to less income from sales debtors to the tune of 1,269,616 thousand pesos which was offset by less VAT and other similar payments worth 662,676 thousand pesos and less interest payments of 447,802 thousand pesos.

Cash flow coming from financing activities

The increase of 3,805,626 thousand pesos in resources from financing activities was due, mainly, to the obtaining of a credit line from the Banco Santander worth US$ 15 million, which will be used in implementing the Company's investment plan.

Cash flow coming from investment activities.

The resources used for investment activities increased by 3,846,015 thousand pesos mainly because of the incorporation of fixed assets valued at 2,848,379 thousand pesos and for greater loans to related companies worth 979,90 thousand pesos.

VI. MARKET RISK ANALYSIS

Financial Risks

The Company and its subsidiaries, as of June 30 2003, do not have any level of cover regarding exchange rates. In relation to interest rates, it should be pointed out that the majority of the liabilities acquired by the Company are at a fixed rate and 30.84% are kept at a floating rate (TAB plus Libor).

The imbalance that arises between assets and liabilities is as follows :

Assets in US dollars                                      ThUS$   4,243.88

Liabilities in US dollars                                 ThUS$  26,372.80


The composition of foreign currency in the trading results in percentages for each item is as follows :

Trading income                                                    21.64%

Trading costs                                                     36.96%

Administration and sales expenses                                 15.14%

The Risk of Doubtful Debts.

As regards the cover policy referring to the risk of doubtful debts and accounts receivable, we are able to report that a provision for bad debts in these accounts is determined and accounted for each month. This is based on the historical behavior of the recovery of accounts receivable .

The methodology employed by the Company is based on using sufficiently long periods where customers' balances show that there is little chance that the accounts will be recovered. This ensures that the risk of doubtful debts of the accounts receivable are protected by that cover policy.

                              CHILESAT CORP S.A.

                                  SIGNATURES


Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.


                                 CHILESAT CORP S.A.


                                 By:  /s/ Fernando Escrich Juleff
                                    ---------------------------------------
                                      Name:   Fernando Escrich Juleff
                                      Title:  Chief Financial Officer


Dated:  September 4, 2003